EXHIBIT 99.2

MAG SILVER CORP. Consolidated Financial Statements (expressed in US$) For the year ended December 31, 2015 Dated: March 28, 2015

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681-0894 fax	TSX: MAG NYSE MKT: MVG www.magsilver.com info@magsilver.com

Management's Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, management's discussion and analysis ("MD&A") and all financial information in the Annual Report for MAG Silver Corp. (the "Company") are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision, and with the participation of, the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the Canadian Securities Administrators, as required in Canada by National Instrument 52-109 – Certification of Disclosure, and in the United States with the U.S. Securities and Exchange Commission as required by the Securities Exchange Act of 1934, as amended.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee, which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A, considers the report of the external auditors, assesses the adequacy of our internal controls, including management's assessment described below, examines and approves the fees and expenses for the audit services, and recommends the independent auditors to the Board of Directors for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders and management's assessment of the internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2015 using criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2015.

/s/ "George Paspalas"	/s/ "Larry Taddei"
George Paspalas	Larry Taddei
Chief Executive Officer	Chief Financial Officer

March 28, 2016

Independent Auditor's Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of MAG Silver Corp.

We have audited the accompanying consolidated financial statements of MAG Silver Corp. and subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2015 and December 31, 2014, and the consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.  We were not engaged to perform an audit of the Company's internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of MAG Silver Corp. and subsidiaries as at December 31, 2015 and December 31, 2014, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ "Deloitte LLP"
Chartered Professional Accountants
March 28, 2016
Vancouver, Canada

MAG SILVER CORP.
Consolidated Statements of Financial Position

(expressed in US dollars unless otherwise stated)
	Note		December 31, 2015	December 31, 2014

ASSETS

CURRENT
Cash			$75,423,681	$86,280,385
Accounts receivable	3		327,008	583,373
Marketable securities	4		279,112	364,584
Prepaid expenses			150,395	355,909
TOTAL CURRENT ASSETS			76,180,196	87,584,251
EQUIPMENT	5		37,895	52,567
INVESTMENT IN ASSOCIATE	6		31,239,645	27,598,153
EXPLORATION AND EVALUATION ASSETS	7		52,806,133	50,480,496
OPTION TO ACQUIRE MINERAL INTEREST	7	c	-	3,808,029
TOTAL ASSETS			$160,263,869	$169,523,496

LIABILITIES

CURRENT
Trade and other payables			$957,070	$550,509
COMMITMENTS	7,14

DEFERRED INCOME TAXES	15		5,164,677	3,682,347

TOTAL LIABILITIES			6,121,747	4,232,856

EQUITY

Share capital	8
Authorized - unlimited common shares,
without par value
Issued and outstanding common shares
at December 31, 2015 - 69,407,386 (Dec. 31, 2014 - 68,860,536)			262,218,122	257,023,003
Equity reserve			19,992,621	19,485,539
Accumulated other comprehensive income			836,575	858,580
Deficit			(128,905,196)	(112,076,482)
TOTAL EQUITY			154,142,122	165,290,640
TOTAL LIABILITIES AND EQUITY			$160,263,869	$169,523,496

SUBSEQUENT EVENTS	16

ON BEHALF OF THE BOARD (approved on March 24, 2016)

/s/ "Peter Barnes"			/s/ "Jill Leversage"
Peter Barnes, Director			Jill Leversage, Director

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
Consolidated Statements of Loss and Comprehensive Loss
(expressed in US dollars unless otherwise stated)

			For the years ended
			December 31
	Note		2015	2014
EXPENSES
Accounting and audit			$469,247	$498,220
Amortization	5		16,242	35,185
Filing and transfer agent fees			183,619	164,490
Foreign exchange loss	2	k	2,134,504	1,012,584
General office expenses			650,529	705,078
Legal			344,021	312,609
Property investigation costs			216,662	59,804
Management compensation and consulting fees			1,965,117	3,128,894
Exploration and evaluation costs written off	7		-	6,418,387
Option to acquire mineral interest written off	7	c	4,292,288	-
Share based payment expense	8b,c,	d	3,089,926	3,502,481
Shareholder relations			526,401	382,727
Travel			288,951	243,739
			14,177,507	16,464,198
INTEREST INCOME			289,252	237,635
IMPAIRMENT OF INVESTMENT
IN AVAILABLE-FOR-SALE SECURITIES	4		(91,925)	(227,640)
EQUITY PICK UP FROM ASSOCIATE	6		(1,366,204)	(231,375)
LOSS FOR THE YEAR BEFORE INCOME TAX			$(15,346,384)	$(16,685,578)

DEFERRED INCOME TAX (EXPENSE)/RECOVERY	15		(1,482,330)	552,375
LOSS FOR THE YEAR			$(16,828,714)	$(16,133,203)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss:
CURRENCY TRANSLATION ADJUSTMENT	2	k	-	(186,876)
UNREALIZED LOSS ON
MARKETABLE SECURITIES, NET OF TAXES	4		(22,005)	(172)
			(22,005)	(187,048)

TOTAL COMPREHENSIVE LOSS			$(16,850,719)	$(16,320,251)

BASIC AND DILUTED
LOSS PER SHARE			$(0.24)	$(0.25)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING - BASIC AND DILUTED			69,214,848	64,113,376

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
Consolidated Statements of Changes in Equity
(expressed in US dollars unless otherwise stated)
	Note		Common shares without par value		Equity Reserve	Currency translation adjustment	Unrealized loss on marketable securities	Accumulated other comprehensive income (loss) ("AOCI")	Deficit	Total equity
			Shares	Amount

Balance, January 1, 2014			60,141,718	$179,579,878	$16,700,933	$971,134	$74,494	$1,045,628	$(95,943,279)	$101,383,160
Stock options exercised	8a,	b	293,750	2,303,260	(664,625)	-	-	-	-	1,638,635
Stock options exercised cashless	8a,	b	7,068	53,250	(53,250)	-	-	-	-	-
Share based payment	8b,c,	d	-	-	3,502,481	-	-	-	-	3,502,481
Issued for cash	8	a	8,418,000	75,086,615	-	-	-	-	-	75,086,615

Currency translation adjustment	2	k	-	-	-	(186,876)	-	(186,876)	-	(186,876)
Unrealized loss on marketable securities	4		-	-	-	-	(172)	(172)	-	(172)
Net loss			-	-	-	-	-	-	(16,133,203)	(16,133,203)
Total Comprehensive Loss			-	-	-	-	-	-	-	(16,320,251)

Balance, December 31, 2014			68,860,536	$257,023,003	$19,485,539	$784,258	$74,322	$858,580	$(112,076,482)	$165,290,640
Stock options exercised	8a,	b	424,900	3,769,207	(1,171,932)	-	-	-	-	2,597,275
Stock options exercised cashless	8a,	b	121,150	1,418,382	(1,418,382)	-	-	-	-	-
Restricted share units converted	8	c	800	7,530	(7,530)	-	-	-	-	-
Share based payment	8b,c,	d	-	-	3,104,926	-	-	-	-	3,104,926

Unrealized loss on marketable securities	4		-	-	-	-	(22,005)	(22,005)	-	(22,005)
Net loss			-	-	-	-	-	-	(16,828,714)	(16,828,714)
Total Comprehensive Loss			-	-	-	-	-	-	-	(16,850,719)

Balance, December 31, 2015			69,407,386	$262,218,122	$19,992,621	$784,258	$52,317	$836,575	$(128,905,196)	$154,142,122

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
Consolidated Statements of Cash Flows
(expressed in US dollars unless otherwise stated)

			For the years ended
			December 31
	Note		2015	2014

OPERATING ACTIVITIES
Loss for the year			$(16,828,714)	$(16,133,203)
Items not involving cash:
Amortization	5		16,242	35,185
Deferred income tax (expense) recovery	15		1,482,330	(552,375)
Equity pick up from Associate	6		1,366,204	231,375
Exploration and evaluation assets written off	7		-	6,418,387
Option to acquire mineral interest written off	7	c	4,292,288	-
Impairment of investment in available-for-sale securities	4		91,925	227,640
Share based payment expense	8b,c,	d	3,089,926	3,502,481
Unrealized foreign exchange loss	2	k	2,132,311	1,009,212

Changes in operating assets and liabilities
Accounts receivable			256,365	399,300
Prepaid expenses			205,514	(75,026)
Trade and other payables			224,821	(100,138)
Net cash used in operating activities			(3,670,788)	(5,037,162)

INVESTING ACTIVITIES
Investment in associate	6		(5,009,258)	(4,710,939)
Exploration and evaluation expenditures	7		(2,106,601)	(1,646,972)
Expenditures under Option to acquire Mineral interest	7		(1,121,256)	(3,054,850)
Purchase of equipment	5		(1,570)	(10,230)
Purchase of marketable securities	4		(28,458)	(106,200)
Net cash used in investing activities			(8,267,143)	(9,529,191)

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options	8		2,597,275	1,638,635
Issuance of common shares, net of share issue costs	8		-	75,086,615
Net cash from financing activities			2,597,275	76,725,250

EFFECTS OF EXCHANGE RATE CHANGES ON CASH			(1,516,048)	(929,460)

INCREASE (DECREASE) IN CASH			(10,856,704)	61,229,437
CASH, BEGINNING OF YEAR			86,280,385	25,050,948
CASH, END OF YEAR			$75,423,681	$86,280,385

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2015 (expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________
1. NATURE OF OPERATIONS

MAG Silver Corp. (the "Company" or "MAG") was incorporated on April 21, 1999 under the Company Act of the Province of British Columbia and its shares were listed on the TSX Venture Exchange on April 21, 2000 and subsequently moved to a TSX listing on October 5, 2007.

The Company is an exploration and development company working on mineral properties in Mexico that it has either staked or acquired by way of option agreement.  The Company has not yet determined whether these mineral properties contain any economically recoverable ore reserves. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company's ability to dispose of its interests on a profitable basis.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Address of registered offices of the Company:
2600 – 595 Burrard Street
Vancouver, British Columbia,
Canada V7X 1L3

Head office and principal place of business:
770 – 800 West Pender Street
Vancouver, British Columbia,
Canada V6C 2V6

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), effective as of December 31, 2015.  IFRS comprises IFRSs, International Accounting Standards ("IASs"), and interpretations issued by the IFRS Interpretations Committee ("IFRICs") and the former Standing Interpretations Committee (SICs).  The accounting policies set out below have been applied consistently by the Company and its subsidiaries to all periods presented herein.  On a prospective basis, the Company changed the functional currency of the parent Company MAG from the Canadian dollar to the US dollar, effective July 1, 2014 (Note 2(k) below).

These consolidated financial statements have been prepared on a historical cost basis except for the revaluation of certain financial instruments, which are stated at their fair value.

These consolidated financial statements were authorized for issuance by the Board of Directors of the Company on March 24, 2016.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2015 (expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________

(a) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its controlled subsidiaries. Control exists when the Company has power over the investee, is exposed or has rights to variable returns from its involvement with the investee, and has the ability to use its power over the investee to affect the amount of the investor's returns. Subsidiaries are included in the consolidated financial results of the Company from the effective date that control is obtained up to the effective date of disposal or loss of control. The principal wholly-owned subsidiaries as at December 31, 2015 are Minera Los Lagartos, S.A. de C.V., Minera Pozo Seco S.A. de C.V., and Minera Sierra Vieja S.A. de C.V.  All intercompany balances, transactions, revenues and expenses have been eliminated upon consolidation.

These consolidated financial statements also include the Company's 44% interest in the Juanicipio Joint Venture (Note 6), an associate (Note 2(b)) accounted for using the equity method.

Where necessary, adjustments have been made to the financial statements of the Company's subsidiaries and associates prior to consolidation, to conform the significant accounting policies used in their preparation to those used by the Company.

(b) Investments in Associates

The Company conducts a portion of its business through an equity interest in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint arrangement. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company's investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company's share of earnings and losses of associates are recognized in profit or loss during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company's investment.

Impairment

At the end of each reporting period, the Company assesses whether there is any evidence that an investment in associate is impaired. The Company has performed an assessment for impairment indicators of its investment in associate as of December 31, 2015 and noted no impairment indicators. This assessment is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved, and an assessment of the likely results to be achieved from performance of further exploration by the associate.  When there is evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount. If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period the reversal occurs.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2015 (expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________

(c) Significant Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include estimates of the net realizable value and any impairment of exploration and evaluation assets and of investment in associates, estimate of fair value of the option to acquire mineral interest, recoveries of receivable balances, provisions including closure and reclamation, share based payment expense, and income tax provisions. Actual results may differ from those estimated.

(d) Critical judgments

The Company reviews and assesses the carrying amount of exploration and evaluation assets, option to acquire mineral interest and its investment in associates for impairment when facts or circumstances suggest that the carrying amount is not recoverable.  Assessing the recoverability of these amounts requires considerable professional technical judgement, and is made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration (see Notes 2(b), 2(e) and 2(g)).

(e) Financial instruments

Measurement – initial recognition

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. All financial instruments are measured at fair value on initial recognition plus attributable transaction costs, except for financial assets and financial liabilities classified as fair value through profit and loss ("FVTPL"). The directly attributable transactions costs of financial assets and liabilities classified as FVTPL are expensed in the period in which they are incurred.

Classification and measurement – subsequent to initial recognition

The Company classifies financial instruments as either held-to-maturity, available-for-sale, FVTPL, loans and receivables, or other financial liabilities. Financial assets held to maturity, loans and receivables and other financial liabilities, are subsequently measured at amortized cost.  Instruments classified as FVTPL are measured at fair value with changes in fair values recognized in profit or loss. Available-for-sale instruments are measured at fair value with mark-to-market gains and losses recognized in other comprehensive income ("OCI").

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2015 (expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________

The Company has designated its cash as FVTPL, which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Trade and other payables are classified as other liabilities, which are measured at amortized cost.

Marketable securities such as warrants, that meet the definition of a derivative are classified as FVTPL and are measured at fair value with unrealized gains and losses recognized in the statement of comprehensive loss. All of the Company's other marketable securities have been designated as available-for-sale, and are reported at fair value. Other comprehensive income includes the gains and losses from available-for-sale securities which are not included in profit or loss until realized, and currency translation adjustments on its net investment in foreign operations.

An option agreement to exercise the acquisition in shares of an entity, which holds an underlying mineral property interest, is a financial instrument.  The option derivative is measured at fair value at each reporting period, unless the value of the derivative is not reliably measurable at which point the investment is recognized at its cost.

Impairment

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets are impaired.  Financial assets are considered impaired if objective evidence indicates that a change in the market, economic or legal environment in which the Company invested has had a negative effect on the estimated future cash flows of that asset.

For available-for-sale financial assets, a significant or prolonged decline in fair value is evidence that the asset may be impaired. If such evidence exists, the cumulative loss that has been recognized in accumulated other comprehensive income (loss) is removed and recognized as an impairment of investment in the consolidated statement of loss.  The Company evaluates whether a decline in value is significant or prolonged through analysis of the facts and circumstances of the financial assets, the market price of the actively traded securities, the severity of the loss, the financial position and near-term prospects of the investment, length of time the fair value has been below costs, evidence that the carrying amount is recoverable within a reasonable period of time, management's intent and ability to hold the financial assets for a period of time sufficient to allow for any anticipated recovery of fair value and management's market view and outlook. If the value of the previously impaired available-for-sale asset subsequently recovers, additional unrealized gains are recorded in other comprehensive income (loss) and the previously recognized impairment is not reversed.

For financial assets measured at amortized cost, an impairment loss recognized in consolidated statement of income (loss) is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Any reversal of impairment is recognized in consolidated statement of income (loss).

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2015 (expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________

(f) Cash

Due to the low market interest rates available on deposits and the need to maintain resources liquid for the Company's ongoing exploration activities, management maintains the Company's cash in liquid high interest savings accounts.

(g) Exploration and evaluation assets

The Company is in the exploration stage with respect to its activities and accordingly follows the practice of capitalizing all costs relating to the acquisition, exploration and evaluation of its mining rights and crediting all revenues received against the cost of the related interests.  Option payments made by the Company are capitalized until the decision to exercise the option is made.  If the option agreement is to exercise a purchase option in an underlying mineral property, the costs are capitalized and accounted for as an exploration and evaluation asset.  If the option agreement relates to the acquisition in shares of an entity, which holds an underlying mineral property interest, the option to acquire the shares in another entity is a financial instrument (see (e) Financial instruments above).  At such time as commercial production commences, the capitalized costs will be depleted on a units-of-production method based on proven and probable reserves. If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties.  If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Exploration and evaluation expenditures include acquisition costs of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching and sampling; and activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources. This includes the costs incurred in determining the most appropriate mining/processing methods and developing feasibility studies.

Impairment

Management reviews the carrying amount of exploration and evaluation assets for impairment when facts or circumstances suggest that the carrying amount is not recoverable. The Company has performed an assessment for impairment indicators of each property as of December 31, 2015 and noted no impairment indicators. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that indicators of impairment exist, the Company estimates the recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying amounts of exploration and evaluation assets are estimated to exceed their recoverable amounts, an impairment loss is recorded in the statement of loss.  The cash-generating unit for assessing impairment is a geographic region and shall be no larger than the operating segment.  If conditions that gave rise to the impairment no longer exist, a reversal of impairment may be recognized in a subsequent period, with the carrying amount of the exploration and evaluation asset increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized.  A reversal of an impairment loss is recognized in profit or loss in the period the reversal occurs.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2015 (expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________
(h) Equipment

Equipment is recorded at cost less accumulated amortization and impairment losses if any, and is amortized at the following annual rates:

Computer equipment                        30% declining balance
Field equipment 30% declining balance
Leasehold improvements straight line over lease term

When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment, and depreciated over their respective useful lives.

(i) Income taxes

Deferred income taxes relate to the expected future tax consequences of unused tax losses and unused tax credits and differences between the carrying amount of statement of financial position items and their corresponding tax values.  Deferred tax assets, if any, are recognized only to the extent that, in the opinion of management, it is probable that sufficient future taxable profit will be available to recover the asset.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

(j) Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i) The Company has a present obligation (legal or constructive) as a result of a past event;

(ii) It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii) A reliable estimate can be made of the amount of the obligation.

Constructive obligations are obligations that derive from the Company's actions where:

(i) By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

(ii) As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2015 (expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________
Provisions are reviewed at the end of each reporting period and adjusted to reflect management's current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision increases in each period to reflect the passage of time. This increase (accretion expense) is included in profit or loss for the period.

Closure and reclamation

The Company records a provision for the present value of the estimated closure obligations, including reclamation costs, when the obligation (legal or constructive) is incurred, with a corresponding increase in the carrying value of the related assets.  The carrying value is amortized over the life of the mining asset on a units-of-production basis commencing with initial commercialization of the asset.  The liability is accreted to the actual liability on settlement through charges each period to profit or loss.

The provision for closure and reclamation is reviewed at the end of each reporting period for changes in estimates and circumstances. There was no provision recorded by the Company for closure and reclamation as at December 31, 2015 or December 31, 2014.  The operating company of the Company's investment in associate, Minera Juanicipio, S.A. de C.V., recorded a provision for reclamation and remediation costs of $359,713 and capitalized a corresponding asset as at December 31, 2015 (nil: December 31, 2014) (see Note 6).

(k)	Functional currency and presentation currency

The functional currency of the parent and the functional currency of its Mexican subsidiaries and investment in associate is the United States dollar ("US$").

Each entity within the Company determines its own functional currency, and the items included in the financial statements of each entity are measured using that functional currency. The functional currency determination involves certain judgments in evaluating the primary economic environment, and the Company reconsiders the functional currencies of each entity if there is a change in the underlying transactions, events and conditions which determine the primary economic environment.

In the prior year, the Company reassessed the functional currency of its parent entity due to the changes in circumstances and determined that the functional currency of its parent entity had changed from the Canadian dollar to the US$ as of July 1, 2014.  The Company applied the change to functional currency as of July 1, 2014 on a prospective basis.

The Company's reporting and presentation currency is the US$.

(l) Foreign currency transactions

Transactions incurred in currencies other than the Company's functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2015 (expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________
(m) Loss per common share

Basic loss per share is based on the weighted average number of common shares outstanding during the period.

Diluted loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, and upon the assumed conversion of deferred share units and units issued under the Company's share unit plan, to the extent their inclusion is not anti-dilutive.

As at December 31, 2015, the Company had 4,299,976 (December 31, 2014: 4,540,290) common share equivalents consisting of common shares issuable upon the exercise of outstanding exercisable stock options, restricted and performance share units, and deferred share units.  These common share equivalents were not included for the purpose of calculating diluted loss per share as their effect would be anti-dilutive.

(n) Share based payments

The fair value of share-based payment expense and other share-based payments are estimated as of the date of the grant and are recorded in profit and loss over their vesting periods except for grants to project consultants which are capitalized to the specific project.  The fair value of stock options is estimated using the Black-Scholes-Merton option valuation model.  The fair value of restricted, performance, and deferred share units, is based on the fair market value of a common share equivalent on the date of grant.  Share based payment awards with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Changes to the estimated number of awards that will eventually vest are accounted for prospectively.

(o) Changes in Accounting Standards

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective at December 31, 2015. These include:

IFRS 9 Financial Instruments.  In July 2014, the IASB issued the final version of IFRS 9 which replaced IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value.  The standard is effective for annual periods beginning on or after of January 1, 2018, with early adoption permitted. The Company has not early adopted this standard and is currently evaluating the impact this standard may have on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers. The final standard on revenue from contracts with customers was issued on May 8, 2014. In July 2015, the IASB determined that the revised effective date for IFRS 15 would be for annual reporting periods beginning on or after January 1, 2018, with earlier application permitted.  Entities have the full option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company's only source of revenue in the current and prior years was interest income from high interest savings accounts but the Company is currently evaluating the impact this standard may have on its consolidated financial statements once revenue from contracts with customers is generated.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2015 (expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________
IFRS 16 Leases.  In January 2016 by the IASB, this standard replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Annual Amendments.  In September 2014, the IASB issued the Annual Improvements 2012-2014 cycles with the following amendments applicable for annual periods beginning on or after January 1, 2016, with earlier adoption permitted:

•	Accounting for Acquisitions of Interests in Joint Operations (amendments to IFRS 11 Joint Arrangements);
•	Equity Method in Separate Financial Statements (Amendments to IAS 27); and,
•	Disclosure of information elsewhere in the interim financial report (amendments to IAS 34 Interim Financial Reporting)

Based on the Company's assessment, these amendments are not expected to have a significant impact on the Company's consolidated financial statements.

3. ACCOUNTS RECEIVABLE

	December 31,	December 31,
	2015	2014
Goods and services tax ("GST") recoverable	$20,433	$24,537
Mexican value added tax ("IVA") recoverable	301,226	549,321
Interest receivable and other	5,349	9,515
	$327,008	$583,373
All amounts are expected to be recovered within a year.

4.	MARKETABLE SECURITIES

The Company holds strategic investments in marketable securities designated as available-for-sale securities as follows:

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2015 (expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________
	December 31,	December 31,
	2015	2014
	Fair Value	Fair Value
Available-for-sale securities	$279,112	$364,584
During the year ended December 31, 2015, the Company recorded an unrealized loss net of nil tax of $22,005 in other comprehensive income (loss) (December 31, 2014: $172) on marketable securities designated as available-for-sale instruments.

	December 31,	December 31,
	2015	2014
Fair value, beginning of year	$364,584	$486,700
Purchase of marketable securities	28,458	106,200
Unrealized loss for the year	(22,005)	(172)
Impairment for the year	(91,925)	(227,640)
Translation adjustment to June 30, 2014 (Note 2(k))	-	(504)
Fair value, end of year	$279,112	$364,584

Available-for-sale financial assets are assessed at each reporting date for objective evidence of a significant or prolonged decline in fair value, requiring impairment recognition. For the year ended December 31, 2015, after management's review and based on objective evidence, an impairment of $91,925 (December 31, 2014: $227,640) was recognized in the consolidated statement of loss.

5. EQUIPMENT

Cost	Computer equipment	Field & Office equipment	Leasehold improvements	Total
Balance as at January 1, 2014	$242,433	$161,590	$7,208	$411,231
Additions	10,230	-	-	10,230
Translation adjustment to June 30, 2014 (Notes 2(k))	(550)	(515)	(23)	(1,088)
Balance December 31, 2014	252,113	161,075	7,185	420,373
Additions	-	1,570	-	1,570
Balance December 31, 2015	$252,113	$162,645	$7,185	$421,943

Accumulated depreciation	Computer equipment	Field & Office equipment	Leasehold improvements	Total
Balance as at January 1, 2014	$191,730	$134,767	$6,124	$332,621
Amortization	23,725	10,399	1,061	35,185
Balance as at December 31, 2014	215,455	145,166	7,185	367,806
Amortization	10,997	5,245	-	16,242
Balance as at December 31, 2015	$226,452	$150,411	$7,185	$384,048

Carrying amounts	Computer equipment	Field & Office equipment	Leasehold improvements	Total
At December 31, 2014	$36,658	$15,909	$-	$52,567
At December 31, 2015	$25,661	$12,234	$-	$37,895

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2015 (expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________
6. INVESTMENT IN ASSOCIATE ("MINERA JUANICIPIO S.A. DE C.V.")

The Company acquired a 100% interest in the Juanicipio property effective July 16, 2003.  Pursuant to an agreement effective July 1, 2005 (the "Agreement") with Industrias Peñoles, S.A. de C.V. ("Peñoles"), the Company granted Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles conducting $5,000,000 of exploration on the property over four years and Peñoles purchasing $1,000,000 of common shares of the Company in two tranches for $500,000 each.

In mid 2007, Peñoles met all of the earn-in requirements of the Agreement.  In December 2007, the Company and Peñoles created an operating company named Minera Juanicipio, S.A. de C.V. ("Minera Juanicipio") for the purpose of holding and operating the Juanicipio Property. In 2008, MAG was notified that Peñoles had transferred its 56% interest of Minera Juanicipio to Fresnillo plc ("Fresnillo") pursuant to a statutory merger.  Minera Juanicipio is held 56% by Fresnillo and 44% by the Company.  Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 14% of the common shares of the Company as at December 31, 2015, as publicly reported. In December 2007, all mineral rights and surface rights relating to the Juanicipio project held by the Company and Peñoles, respectively, were ceded into Minera Juanicipio.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the Minera Juanicipio shareholders agreement .

The Company has recorded its investment in Minera Juanicipio using the equity basis of accounting. The cost of the investment includes the carrying value of the deferred exploration and mineral and surface rights costs incurred by the Company on the Juanicipio Property and contributed to Minera Juanicipio plus the required net cash investment to establish and maintain its 44% interest.

The Company's investment relating to its interest in the Juanicipio property and Minera Juanicipio is detailed as follows:
	December 31,	December 31,
	2015	2014
Joint venture oversight expenditures incurred 100% by MAG	$211,696	$360,177
Cash contributions to Minera Juanicipio (1)	4,796,000	4,378,000
Total for the current year	5,007,696	4,738,177
Equity pick up of current loss for the year (2)	(1,366,204)	(231,375)
Balance, beginning of the year	27,598,153	23,093,221
	31,239,645	27,600,023
Translation adjustment to June 30, 2014 (Notes 2(k))	-	(1,870)
Balance, end of the year	$31,239,645	$27,598,153

(1) Represents the Company's 44% share of Minera Juanicipio cash contributions for the year.
(2) Represents the Company's 44% share of Minera Juanicipio's loss for the year, as determined by the Company.

Summary of financial information of Minera Juanicipio (on a 100% basis reflecting adjustments made by the Company, including adjustments for differences in accounting policies):

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2015 (expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________

	December 31,	December 31,
	2015	2014

Cash and short term investments	$377,198	$417,860
IVA and other receivables	4,442,041	3,617,014
Prepaids	17,685	-
Total current assets	4,836,924	4,034,874
Minerals, surface rights, exploration & development expenditures	67,512,615	57,594,111
Total assets	$72,349,539	$61,628,985

Payables to Peñoles and other vendors	$1,262,272	$769,539
Total current liabilities	1,262,272	769,539
Provision for reclamation and remediation	359,713	-
Deferred income tax liability	5,793,145	4,015,936
Total liabilities	7,415,130	4,785,475
Shareholders' equity	64,934,409	56,843,510
Total liabilities & equity	$72,349,539	$61,628,985

	December 31,	December 31,
	2015	2014

Deferred income tax expense	$2,403,409	$-
Exchange Loss	701,600	525,853

Net loss	$3,105,009	$525,853

MAG's 44% equity pick up	$1,366,204	$231,375

Evaluation and exploration expenditures and initial development expenditures, capitalized directly by Minera Juanicipio for the year ended December 31, 2015 amounted to $9,791,291 (December 31, 2014: $11,085,948).

There are no direct operating expenses or income in Minera Juanicipio, as all mineral, surface rights, and exploration and development expenditures are capitalized.

7.	EXPLORATION AND EVALUATION ASSETS AND OPTION TO ACQUIRE MINERAL INTEREST

The Company has the following exploration and evaluation assets:

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2015 (expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________
		Year ended December 31, 2015
		Cinco de
		Mayo (a)	Guigui (b)	Total	Salamandra (c)
Exploration and evaluation assets
Acquisition costs of mineral & surface rights		$123,297	$34,448	$157,745	$144,500
Camp and site costs		86,034	14,317	100,351	8,442
Legal, community and other consultation costs		920,629	23,054	943,683	-
Convertible loan advances (c)		-	-	-	823,031
Drilling & drilling preparation		-	364,570	364,570	-
Geochemical & metallurgical		-	34,627	34,627	-
Geological & geophysical		54,372	159,306	213,678	118,954
Land taxes and gov't fees		265,825	97,199	363,024	-
Travel, transport & shipping		80,816	67,143	147,959	5,595
Total for the year		1,530,973	794,664	2,325,637	1,100,522
Balance January 1, 2015		47,327,634	3,152,862	50,480,496	3,808,029
Less: Amounts written-off		-	-	-	(4,292,288)
Exchange difference		-	-	-	(616,263)
Balance, December 31, 2015		$48,858,607	$3,947,526	$52,806,133	$-

	Year ended December 31, 2014
	(Batopilas)	Cinco de
	Don Fippi	Mayo (a)	Guigui (b)	Total	Salamandra (c)
Exploration and evaluation assets
Acquisition costs of mineral & surface rights	$-	$33,837	$-	$33,837	$182,687
Camp and site costs	21,495	82,480	2,676	106,651	51,298
Community relations & legal	-	628,647	-	628,647	-
Convertible loan advances (c)	-	-	-	-	2,924,251
Geological & geophysical	32,960	178,197	33,709	244,866	212,526
Land taxes and gov't fees	44,120	186,110	89,281	319,511	50,227
Travel, transport & shipping	8,168	136,188	10,254	154,610	18,325
Total for the year	106,743	1,245,459	135,920	1,488,122	3,439,314
Balance January 1, 2014	6,311,644	46,082,175	3,016,942	55,410,761	1,065,075
Less: Amounts written-off	(6,418,387)	-	-	(6,418,387)	-
Less: Transferred to Convertible loan advance	-	-	-	-	(433,194)
Exchange difference	-	-	-	-	(263,166)
Balance, December 31, 2014	$-	$47,327,634	$3,152,862	$50,480,496	$3,808,029

At December 31, 2015, trade and other payables includes exploration and evaluation asset expenditures of $336,188 (December 31, 2014: $154,447), a non-cash investing activity.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2015 (expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________

(a) Cinco de Mayo Property

Under the terms of an agreement dated February 26, 2004, the Company acquired a 100% interest in the Cinco de Mayo property (the "Cinco de Mayo Property"), subject to a 2.5% net smelter returns ("NSR") royalty.  During the year ended December 31, 2008, the Company acquired a 100% interest in certain additional mining concessions internal to the Cinco de Mayo Property from two separate vendors, for which the Company made a one-time payment of $350,000.  During the year ended December 31, 2009, the Company acquired a 100% interest in certain additional mining concessions internal or adjacent to the Cinco de Mayo property from three separate vendors, for which the Company made a one-time payment of $362,000. During the year ended December 31, 2010, the Company entered into two option agreements to earn a 100% interest in five additional mining concessions adjacent to the Cinco de Mayo property. The Company paid $40,000 upon executing the option agreements and a further $180,000 since then, and in November 2015 the Company completed its 100% earn in on these additional claims.

During the year ended December 31, 2009, the Company also purchased 41 surface rights in the Cinco de Mayo area for $660,000 from local Ejido members, who along with the Federal Agrarian Authority ratified the purchase. The Company is awaiting formal title transfer of the surface rights, as certain members of the Ejido have since challenged the purchase and prevented the Company from obtaining the surface access permission required as part of a Federal Government exploration permit process.  The Company believes this permit delay will be resolved and is working to permanently secure surface access with the Ejido.

To December 31, 2015, the Company has incurred $48,858,607 on exploration and evaluation costs on the property.

(b)	Guigui Property

The Guigui project is a 100% interest in a 4,500-hectare property in the Santa Eulalia Mining District of Chihuahua, Mexico, and is subject to a royalty of 2.5% of the net smelter returns obtained from the property.  The Company filed for and obtained an additional 3,800 hectare "Guiguito" concession in 2013, and the combined property now consists of roughly 8,300 hectares.

To December 31, 2015, the Company has incurred $3,947,526 on exploration and evaluation costs on the property.

(c)	Option to Acquire Mineral Interest (Salamandra Property)

In 2013, the Company entered into an option agreement with Canasil Resources Inc. ("Canasil") whereby the Company can earn up to a 70% interest in CRD Minerals Corp., a company which owns Canasil's 14,719 hectare Salamandra property located in Durango State, Mexico. Under the terms of the earn in agreement, the Company's required exploration expenditures are to be incurred through advances to CRD Minerals Corp., which are then advanced to a Mexican operating subsidiary in order to incur the property expenditures.  The advances are by way of convertible loan to CRD Minerals Corp., which is non-interest bearing and payable by way of loan conversion of C$5,500,000 into common shares representing an initial 55% interest in CRD Minerals Corp.  If MAG does not exercise its earn in option under the convertible loan, any such advances shall be forfeited under the terms of the agreement.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2015 (expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________
The Company paid Canasil C$150,000 upon signing the agreement and a further C$350,000 upon subsequent anniversaries of the agreement, and has incurred C$5,753,067 in exploration on the property to December 31, 2015.  To earn the initial 55% interest in the property, the Company would have to make an additional cash payment of C$250,000 to Canasil by May 23, 2016.

A review of the past exploration results on the property failed to meet the Company's criteria for continued exploration on the property, and  the Company has determined that it will not elect to earn into the Salamandra property and will allow the option to expire.  The fair value of the option to acquire a mineral interest at December 31, 2015 is therefore nil, and advances to CRD Minerals Corp. and direct exploration expenditures under the Company's option to acquire mineral interest totaling $4,292,288 were written off as of December 31, 2015.

During the year ended December 31, 2014, the Company wrote down exploration and evaluation assets totaling $6,418,387 for the Don Fippi (Batopilas) claims as part of a strategic refocusing by the Company on its core properties.

8. SHARE CAPITAL

(a) Issued and outstanding

At December 31, 2015, there were 69,407,386 shares outstanding (December 31, 2014: 68,860,536).

On July 16, 2014, the Company closed a bought deal public offering of 7,712,000 common shares, including 392,000 common shares issued on partial exercise of an over-allotment option, at C$10.25 per share, for gross proceeds of $73,376,306 (C$79,048,000). On August 18, 2014, the remaining over-allotment option granted to the underwriters to purchase up to an additional 706,000 common shares was exercised in full for additional gross proceeds of $6,640,819 (C$7,236,500) for total gross proceeds of $80,017,125.  The Company paid a 5% commission to the underwriters of $4,000,856 and legal and filing costs totaled an additional $929,654, resulting in net proceeds of $75,086,615.

During the year ended December 31, 2015, 424,900 stock options were exercised for cash proceeds of $2,597,275.  An additional 504,785 stock options were exercised under a less dilutive cashless exercise provision of the plan, whereby 121,150 shares were issued in settlement of the stock options, and the remaining 383,635 options were cancelled.

During the year ended, December 31, 2015, 800 restricted share units were converted into shares.

During the year ended December 31, 2014, 293,750 stock options were exercised for cash proceeds of $1,638,635 and 24,668 additional stock options were exercised under a less dilutive cashless exercise provision of the plan, whereby 7,068 shares were issued in settlement of the stock options, and 17,600 options were cancelled.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2015 (expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________
(b) Stock options

The Company has entered into Incentive Stock Option Agreements ("Agreements") with directors, officers, employees and consultants. On June 24, 2014, the Shareholders re-approved the Company's 8% rolling Stock Option Plan (the "Plan").  The maximum number of common shares that may be issuable under the Plan is set at 8% of the number of issued and outstanding common shares on a non-diluted basis at any time, provided that (i) the number of common shares issued or issuable under all share compensation arrangements (including under the Share Unit Plan and Deferred Share Unit Plan – see Notes 8 (c) and 8(d), respectively) shall not exceed 8% of the issued and outstanding common shares of the Company on a non-diluted basis.  Options granted under the Plan have a maximum term of 5 years.  As at December 31, 2015, there were 3,243,105 stock options outstanding under the Plan and 600,000 inducement options outstanding outside of the Plan.

The following table summarizes the Company's option activity for the year:

		Weighted		Weighted
	Year ended	average	Year ended	average
	December 31,	exercise price	December 31,	exercise price
	2015	(C$/option)	2014	(C$/option)
Balance outstanding, beginning of year	4,361,540	$8.47	4,304,958	$8.17
Granted (1)	701,250	9.48	375,000	9.93
Expired	(290,000)	10.02	-	-
Exercised for cash (2)	(424,900)	7.64	(293,750)	6.19
Exercised cashless (2)	(504,785)	7.86	(24,668)	5.63
Balance outstanding, end of year	3,843,105	$8.71	4,361,540	$8.47
(1)  During the year ended December 31, 2015, 701,250 stock options were granted with a weighted average exercise price of C$9.48 (December 31, 2014: 375,000 stock options granted with a weighted average exercise price of C$9.93) and a fair value of $1,886,667 or $2.69 per option as of the grant date (December 31, 2014: $1,285,993 or $3.43 per option as of the grant date). The fair value of the options as determined using the Black-Scholes option pricing model with the following weighted average assumptions:

For options granted in the year ended:	December 31,	December 31,
	2015	2014

Risk-free interest rate	0.80%	1.49%
Expected volatility (based on the Company's historical share price volatility over expected life of the options)	54%	53%
Expected dividend yield	nil	nil
Expected life (years)	3	3

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2015 (expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________
(2) During the year ended December 31, 2015, 929,685 stock options were exercised (December 31, 2014: 318,418), with a weighted average market share price at the time of exercise of C$9.98 per share (December 31, 2014: C$8.66).

Stock option grants are approved, in accordance with the terms of the Plan, by the Compensation Committee consisting of three independent members of the Board of Directors.  At the time of a stock option grant the exercise price of each option is set, and in accordance with the Plan, cannot be lower than the market value of the common shares at the date of grant.

During the year ended December 31, 2015, the Company recorded share based payment expense of $1,569,051 (December 30, 2014: $2,132,705) relating to stock options vested to employees and consultants in the period and a further $15,000 was capitalized to a project.

The following table summarizes the Company's stock options outstanding and exercisable as at December 31, 2015:

		Number	Number	Weighted average
	Exercise	outstanding at	exercisable at	remaining
	price ($C/	December 31,	December 31,	contractual life
	option)	2015	2015	(years)
(1)	5.35	500,000	500,000	2.79
	5.86	638,000	638,000	2.46
	8.90	35,000	35,000	3.67
	9.15	588,855	588,855	1.59
	9.16	65,000	21,667	4.70
	9.28	432,500	192,500	4.93
(1)	9.61	100,000	100,000	2.17
	10.02	203,750	95,417	4.48
	10.04	340,000	247,500	3.50
	10.44	640,000	640,000	0.67
	12.19	300,000	300,000	1.76
		3,843,105	3,358,939	2.54

(1)	Inducement options issued outside the Company's Plan as an incentive to attract
	senior officers for employment.
(c) Restricted and performance share units

On June 24, 2014, the Shareholders approved a share unit plan (the "Share Unit Plan") for the benefit of the Company's employees and consultants. The Share Unit Plan provides for the issuance of common shares from treasury, in the form of Restricted Share Units ("RSUs") and Performance Share Units ("PSUs").  The maximum number of common shares that may be issuable under the Share Unit Plan is set at 0.75% of the number of issued and outstanding common shares on a non-diluted basis, provided that (i) the number of common shares issued or issuable under all share compensation arrangements (including under the Plan and Deferred Share Unit Plan – see Notes 8 (b) and 8(d), respectively) shall not exceed 8% of the issued and outstanding common shares on a non-diluted basis.  RSUs and PSUs granted under the Share Unit Plan have a term of 5 years, unless otherwise specified by the Board.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2015 (expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________

During the year ended December 31, 2015, 19,960 RSUs (December 31, 2014: 55,278) were granted  under the Company's Share Unit Plan, with 4,158 vesting upon grant, 9,148 vesting in 12 months, and 6,654 vesting in 24 months.  The RSUs had a grant date fair value of $8.12 per RSU (December 31, 2014 – $9.41) as determined using the fair market value of the common shares on the date of grant, and they have a five year term.  In the year ended December 31, 2015, 800 RSUs (December 31, 2014: nil) were converted and settled in common shares.

During the year ended December 31, 2015, 81,892 PSUs (December 31, 2014: nil) were granted under the Company's Share Unit Plan, with a five year term to expiry.  PSUs are performance-based awards and vest upon the achievement of specified targets over a three year performance period. The PSUs for which the performance targets have not been achieved during the performance period, shall automatically be forfeited and canceled. The PSUs had a grant date fair value of $6.94 per PSU (December 31, 2014 – nil) as determined using the fair market value of the common shares on the date of grant.

As at December 31, 2015, there were 156,330 RSUs and PSUs issued and outstanding under the Share Unit Plan, 40,210 of which have vested and are convertible into common shares of the Company. In the year ended December 31, 2015, the Company recognized a share-based payment expense of $273,480 (December 31, 2014: $299,825) relating to RSUs and PSUs vesting in the year.

 (d) Deferred share units

On June 24, 2014, the Shareholders approved a Deferred Share Unit Plan (the "DSU Plan") for the benefit of the Company's non-executive directors. On June 22, 2015, the Shareholders approved an amendment to the DSU Plan to allow participation by employees.  The DSU Plan provides for the issuance of common shares from treasury, in the form of Deferred Share Units ("DSUs").  Directors may also elect to receive all or a portion of their annual retainer and meeting fees in the form of DSUs, and employees may elect to receive all or a portion of their annual incentive in the form of DSUs.  DSUs may be settled in cash or in common shares issued from treasury, as determined by the Board at the time of the grant.  The maximum number of common shares that may be issuable under the DSU Plan is set at 0.75% of the number of issued and outstanding common shares on a non-diluted basis, provided that (i) the number of common shares issued or issuable under all share compensation arrangements (including under the Plan and the Share Unit Plan – see Notes 8 (b) and 8(c), respectively) shall not exceed 8% of the issued and outstanding common shares on a non-diluted basis.

During the year ended December 31, 2015, 123,932 DSUs (December 31, 2014: 119,089) were granted under the Company's DSU plan, vesting 113,952 upon grant and 4,990 vesting in each of 12 and 24 months.  In addition, 28,221 DSUs were granted to directors who elected to receive their retainer and meeting fees for the year in the form of DSUs (December 31, 2014: 4,383). There were also 24,916 DSUs granted to the CEO who elected to receive a portion of his annual incentive payment in the form of DSUs (December 31, 2014: nil).    The resulting cumulative DSU share-based payment expense of $1,247,395 (December 31, 2014: $1,069,951) was recognized in the year ended December 31, 2015.  Under the DSU plan, no common shares are to be issued, or cash payments made to, or in respect of a participant in the DSU Plan prior to such eligible participant's termination date.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2015 (expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________
As at December 31, 2015, there are 300,541 DSUs issued and outstanding under the DSU Plan.

As at December 31, 2015, there are 3,699,976 common shares issuable under the combined share compensation arrangements referred to above (the Plan, the Share Unit Plan and the DSU Plan) representing 5.33% of the issued and outstanding common shares on a non-diluted basis, and there are 1,852,615 share based awards available for grant under these combined share compensation arrangements.

9. CAPITAL RISK MANAGEMENT

The Company's objectives in managing its liquidity and capital are to safeguard the Company's ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of its equity (comprising of share capital, equity reserve, accumulated other comprehensive income and deficit), net of cash.

Capital as defined above is summarized in the following table:

	December 31,	December 31,
	2015	2014
Equity	$154,142,122	$165,290,640
Cash	(75,423,681)	(86,280,385)
	$78,718,441	$79,010,255

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not pay out dividends.

As at December 31, 2015, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

The Company currently has sufficient working capital ($75.2 million as at December 31, 2015) to maintain all of its properties and currently planned programs for a period in excess of the next year (see also Note 16 Subsequent Events with respect to capital raised subsequent to December 31, 2015).  In management's opinion, the Company is able to meet its ongoing current obligations as they become due.  However, the Company may require additional capital in the future to meet its project related expenditures (see Note 14), as the Company is currently not generating cash flow from operations, and it may not therefore generate sufficient operating cash flows to meet all of its future expenditure requirements.  Future liquidity may depend upon the Company's ability to arrange additional debt or equity financing, as the Company relies on equity financings to fund its exploration and corporate activities.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2015 (expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________
10. FINANCIAL RISK MANAGEMENT

The Company's operations consist of the acquisition, exploration and development of projects in the Mexican silver belt. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i) Trade credit risk
The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant trade credit risk and overall the Company's credit risk has not changed significantly from the prior year.

(ii) Cash
In order to manage credit and liquidity risk the Company's policy is to invest only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

(iii) Mexican value added tax
As at December 31, 2015, the Company had a receivable of $301,226 from the Mexican government for value added tax (Note 3).  Management expects the balance to be fully recoverable within the year.

The Company's maximum exposure to credit risk is the carrying value of its cash and accounts receivable, as follows:

	December 31,	December 31,
	2015	2014
Cash	$75,423,681	$86,280,385
Accounts receivable (see Note 3)	327,008	583,373
	$75,750,689	$86,863,758

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2015 (expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________

(b) Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements, its exploration and development plans, and its various optional property and other commitments (see Notes 6, 7 and 14). The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

The Company's overall liquidity risk has not changed significantly from the prior year.

(c) Currency risk

The Company is exposed to the financial risks related to the fluctuation of foreign exchange rates, both in the Mexican Peso and Canadian dollar, relative to the US$.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.  The Company is also exposed to inflation risk in Mexico.

Exposure to currency risk

As at December 31, 2015, the Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable entity:

December 31, 2015	Mexican peso	Canadian dollar

Cash	$53,807	$6,337,607
Accounts receivable	301,226	25,782
Prepaid	9,465	-
Marketable securities	-	279,112
Accounts payable	(184,873)	(321,319)
Net assets exposure (US$ equivalent)	$179,625	$6,321,182

December 31, 2014	Mexican peso	Canadian dollar

Cash	$690,924	$8,442,802
Accounts receivable	549,321	34,052
Prepaid	16,796	-
Marketable securities	-	364,584
Option to acquire mineral interest	-	3,808,029
Accounts payable	(145,666)	(291,609)
Net assets exposure (US$ equivalent)	$1,111,375	$12,357,858

Mexican Peso relative to the US$

Although the majority of operating expenses in Mexico are both determined and denominated in US$, an appreciation in the Mexican Peso relative to the US$ will slightly increase the Company's cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos. Alternatively, a depreciation in the Mexican peso relative to the US$ will decrease the Company's cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos.

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2015 (expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________
An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss to the extent that the Company holds net monetary assets in Pesos. Specifically, the Company's foreign currency exposure is comprised of peso denominated cash and value added taxes receivable, net of trade and other payables. The carrying amount of the Company's net peso denominated monetary assets at December 31, 2015 is 3,114,696 pesos (December 31, 2014: 16,375,880 pesos).  A 10% appreciation in the peso against the US$ would result in gain at December 31, 2015 of $17,963 (December 31, 2014: $111,137), while a 10% depreciation in the peso relative to the US$ would result in an equivalent loss.

C$ relative to the US$

The Company is exposed to gains and losses from fluctuations in the C$ relative to the US$.

As general and administrative overheads in Canada are denominated in C$, an appreciation in the C$ relative to the US$ will increase the Company's overhead costs as reported in US$.  Alternatively, a depreciation in the C$ relative to the US$ will decrease the Company's overhead costs as reported in US$.

An appreciation/depreciation in the C$ against the US$ will result in a gain/loss to the extent that MAG, the parent entity, holds net monetary assets in C$.  The carrying amount of the Company's net Canadian denominated monetary assets at December 31, 2015 is C$8,749,042 (December 31, 2014: C$14,796,597).  A 10% appreciation in the C$ against the US$ would result in gain at December 31, 2015 of $632,118 while a 10% depreciation in the C$ relative to the US$ would result in an equivalent loss.

 (d) Interest rate risk

The Company's interest revenue earned on cash is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

11. FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company's financial instruments include cash, accounts receivable, marketable securities, option to acquire mineral interest and trade and other payables.  The carrying values of cash, accounts receivable, and trade and other payables reported in the consolidated statement of financial position approximate their respective fair values due to the relatively short-term nature of these instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value as described below:

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2015 (expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________
Level 1:  Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Observable inputs other than quoted prices in Level 1 such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:  Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.  The Company's financial assets and liabilities are categorized as follows:

	Year ended December 31, 2015
	FVTPL	Available for sale	Loans and receivables	Other liabilities	Total
Financial assets
Cash	$75,423,681	-	-	-	$75,423,681
Accounts receivables (Note 3)	-	-	327,008	-	327,008
Marketable securities (Note 4)	-	279,112	-	-	279,112
Financial liabilities
Trade and other payables	-	-	-	957,070	957,070

	Year ended December 31, 2014
	FVTPL	Available for sale	Loans and receivables	Other liabilities	Total
Financial assets
Cash	$86,280,385	-	-	-	$86,280,385
Accounts receivables (Note 3)	-	-	583,373	-	583,373
Marketable securities (Note 4)	-	364,584	-	-	364,584
Option to acquire
mineral interest (Note 7(c))	3,808,029	-	-	-	3,808,029
Financial liabilities
Trade and other payables	-	-	-	550,509	550,509

The Company's financial assets or liabilities as measured in accordance with the fair value hierarchy described above are:

	Year ended December 31, 2015
	Level 1	Level 2	Level 3	Total
Cash	$75,423,681	-	-	$75,423,681
Marketable securities (Note 4)(1)	279,112	-	-	279,112
	$75,702,793	$-	$-	$75,702,793

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2015 (expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________

	Year ended December 31, 2014
	Level 1	Level 2	Level 3	Total
Cash	$86,280,385	-	-	$86,280,385
Marketable securities (Note 4)(1)	364,584	-	-	364,584
Option to acquire
mineral interest (Note 7(c))	-	-	3,808,029	3,808,029
	$86,644,969	$-	$3,808,029	$90,452,998
(1) The fair value of available-for-sale marketable securities (Note 4) is determined based on a market approach reflecting the closing price of each particular security as at the statement of financial position date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

There were no transfers between levels 1, 2 and 3 during the year ended December 31, 2015 or during year ended December 31, 2014.

12. SEGMENTED INFORMATION

The Company operates in one operating segment, being the exploration of mineral properties in Mexico. Substantially all of the Company's long term assets are located in Mexico and the Company's executive and head office is located in Canada.

13. RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. ("Cascabel") and IMDEX Inc. ("IMDEX").  Dr. Peter Megaw, the Company's Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX.  In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company's exploration programs, and he and his team developed the geologic concepts and directed the acquisition of all the Company's projects, including the Juanicipio Project and the Cinco de Mayo Property.

During the year ended December 31, 2015, the Company accrued or paid Cascabel and IMDEX $1,632,951 (December 31, 2014: $1,544,972 respectively), including fees to IMDEX related to services provided by Dr. Megaw of $398,400 (December 31, 2014: $306,300).  All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which represent fair market value for all services rendered.  A significant portion of the expenditures are incurred on the Company's behalf, and are charged to the Company on a "cost + 10%" basis typical of industry standards. The services provided do not include drilling and assay work which are contracted out independently from Cascabel & IMDEX.

Included in trade and other payables at December 31, 2015 is $356,431 related to these services (December 31, 2014: $135,984).

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2015 (expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________
The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.  The Company is also obligated to a 2.5% NSR royalty to Cascabel on the Guigui mining concessions.

Upon the retirement of Dan MacInnis, former President & Chief Executive Officer, on October 15, 2013, the Company entered into a consulting contract with a private company controlled by Mr. MacInnis who remains a director of the Company. Although the contract originally expired on December 31, 2014, it was renewed in 2015 on a per diem basis.  Consulting fees of C$11,000 were accrued or paid in the year ended December 31, 2015 (December 31, 2014: C$548,232), and there were no payables related to these services as at December 31, 2015 (December 31, 2014: C$47,970).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company's subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:
			MAG' effective interest
Name	Country of Incorporation	Principal Activity	2015 (%)	2014 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.	Mexico	Exploration	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. ("Minera Juanicipio"), created for the purpose of holding and operating the Juanicipio Property, is held 56% by Fresnillo plc ("Fresnillo") and 44% by the Company.  Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 14% of the common shares of the Company as at December 31, 2015, as publicly reported.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio (see Note 6).

Compensation of Key Management Personnel including Directors
During the year, compensation of key management personnel including directors was as follows:

	Year ended December 31,
	2015	2014

Salaries and other short term employee benefits	$1,437,834	$2,147,310
Share based payments (Note 8(b), (c ), and (d))	1,750,719	2,644,755
	$3,188,553	$4,792,065

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2015 (expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer and the Chief Financial Officer.

14. COMMITMENTS

As at December 31, 2015, the Company's minimum lease payments under its office lease agreement and its contractual obligations for optional mineral property acquisition payments and optional exploration work are as follows:

	Office Lease	Property Option Payments	Exploration Commitments	Total

2016	111,512	-	-	111,512
2017	124,787	-	-	124,787
2018	127,930	-	-	127,930
2019	131,071	-	-	131,071
	$495,300	$-	$-	$495,300

As these consolidated financial statements have been prepared using the accrual basis of accounting (except for cash flow information), these commitments are not recorded as liabilities until incurred or until due under the terms of the option agreement.

The Company could be subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters would be subject to various uncertainties and it is possible that some matters may be resolved unfavourably to the Company.  Certain conditions may exist as of the date of the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.  The Company is not aware of any such claims or investigations, and as such has not recorded any related provisions and does not expect such matters to result in a material impact on the results of operations, cash flows and financial position.

Other contractual obligations include a 2.5% NSR royalty under the terms of an agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property, and a 2.5% NSR royalty on the interest in the Guigui mining concessions (Note 7).

The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo (Note 6). The scale and scope of the Juanicipio project could require development capital in the years ahead exceeding the Company's on hand cash resources.  It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future.  Accordingly the Company may need to raise additional capital by issuance of equity in the future.

15. INCOME TAXES

The income taxes recognized in profit or loss is as follows:

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2015 (expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________

	December 31	December 31
	2015	2014
Current tax recovery (expense)	$-	$-
Deferred tax recovery (expense)	(1,482,330)	552,375
Total income tax (expense) recovery	$(1,482,330)	$552,375

The deferred tax expenses for the years ended December 31, 2015 and December 31, 2014 relate to the impact of foreign exchange on tax attributes and the mining royalty in Mexico. The deferred tax expenses and the corresponding deferred income tax liabilities are non-cash items and will only be realized once the Company's exploration properties are developed and in production.

The provision for income taxes reported differs from the amounts computed by applying statutory Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	2015	2014

Loss for the year before income taxes	$(15,346,384)	$(16,685,578)
Statutory tax rate	26.00%	26.00%

Recovery of income taxes computed at statutory rates	$3,990,060	$4,338,250
Share based payments	(803,381)	(910,645)
Mexican inflationary adjustments	(637,750)	(1,376,120)
Higher effective tax rate on loss in foreign jurisdiction	117,627	337,875
Unrecognized deferred tax assets	4,440,944	1,276,135
Mexican income tax impact of mining royalty in Mexico	-	(165,712)
Impact of foreign exchange and other	(8,589,830)	(3,499,783)
Impact of 7.5% mining royalty in Mexico	-	552,375
Total income tax (expense) recovery	$(1,482,330)	$552,375

The approximate tax effect of each item that gives rise to the Company's unrecognized and recognized deferred tax assets and liabilities as at December 31, 2015 and 2014 are as follows:
	December 31	December 31
	2015	2014

Tax Losses - deferred tax assets	8,491,011	7,063,969
Excess of tax value of exploration and evaluation assets and investment in associate over book values	2,201,957	-
Unrealized foreign exchange	(1,906,719)	-
Excess of book value of exploration and evaluation assets
and investment in associate over tax values	(13,950,926)	(10,746,316)
Net deferred tax liability	(5,164,677)	(3,682,347)

MAG SILVER CORP.
Notes to the Consolidated Financial Statements
As at December 31, 2015 (expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________

The Company has the following deductible temporary differences for which no deferred tax assets have been recognized:

	2015	2014
Tax losses and tax values in excess of book values	$34,301,524	$33,564,524
Excess of tax value of exploration and evaluation assets over book values	4,846,000	18,175,662
Financing fees	2,611,812	4,401,358
Cumulative eligible capital	404,643	519,109
Other	503,734	661,273

Total	$42,667,713	$57,321,926

At December 31, 2015, the Company has non-capital loss carry forwards in Canada aggregating $28,904,000 (2014: $28,697,000) which expire over the period between 2026 to 2035, available to offset future taxable income in Canada, and the Company has capital loss carry forwards in Canada of $2,520,000 (2014: $218,000) which are available only to offset future capital gains for Canadian tax purposes and may be carried forward indefinitely.

At December 31, 2015, the Company has tax loss carry forwards in Mexico aggregating $31,945,000 (2014: $28,826,000) which expire over the period 2019 to 2025, available to offset future taxable income in Mexico.

At December 31, 2015, the Company has $101,000 (2014: $844,000) included in cash that is held by foreign subsidiaries, and hence not available to fund domestic operations unless the funds were repatriated.  There are no taxes payable on the funds should the Company choose to repatriate them, however, the Company does not intend to repatriate these funds in the next year.

16. SUBSEQUENT EVENTS

Subsequent to December 31, 2015, the Company:

a)	Issued 71,000 common shares pursuant to the exercise of stock options between C$5.86 and C$10.44 for proceeds of C$667,370;

b)
Issued 69,927 common shares pursuant to the exercise of stock options between C$8.90 and C$10.44 exercised under a  less dilutive cashless exercise provision of the plan, whereby 69,927 shares were issued in settlement of the stock options, and the remaining 325,073 options were cancelled; and,

c)
Closed a bought deal public offering on March 1, 2016 and issued 8,905,000 common shares at US$7.30 per share for gross proceeds of US$65,006,500, and on March 4, 2016, closed the associated over-allotment option fully exercised by the underwriters, and issued a further 1,335,750 common shares at a price of US$7.30 for additional gross proceeds of US$9,750,975.

MAG SILVER CORP. Management's Discussion & Analysis For the year ended December 31, 2015 Dated: March 28, 2016

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681-0894 fax	TSX: MAG NYSE MKT: MVG www.magsilver.com info@magsilver.com

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2015
(expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________

OVERVIEW

MAG Silver Corp. ("MAG" or the "Company") is a mineral exploration and development company focused on the acquisition, exploration and development of district scale projects located within the Mexican silver belt.  The Company is based in Vancouver, British Columbia, Canada, and its common shares trade on the Toronto Stock Exchange under the symbol MAG and on the NYSE MKT under the symbol MVG.  The Company is a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador and is a reporting "foreign issuer" in the United States of America.

The following Management Discussion and Analysis ("MD&A") focuses on the financial condition and results of operations of the Company for the years ended December 31, 2015 and 2014.  It is prepared as of March 28, 2016 and should be read in conjunction with the audited annual consolidated financial statements of the Company for the years ended December 31, 2015 and 2014, together with the notes thereto.

All dollar amounts referred to in this MD&A are expressed in United States dollars ("US$") unless otherwise stated.

The Company believes it is a Passive Foreign Investment Company ("PFIC"), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future.  Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company's common shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company's common shares are encouraged to consult their own tax advisers.

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including assay results and reserve estimates, if applicable, were based upon information prepared by or under the supervision of Dr. Peter Megaw, Ph.D., C.P.G., a certified professional geologist who is a "Qualified Person" for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects ("National Instrument 43-101" or "NI 43-101"). Dr. Megaw is not independent as he is an officer and a paid consultant of the Company (see Related Party Transactions below).

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to the Company's future oriented financial information are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively "forward-looking statements").  All statements in this MD&A, other than statements of historical facts are forward-looking statements, including statements that address estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe future plans, objectives or goals.  Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions.  These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from results projected in such forward-looking statements, including, but not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk, capital cost inflation and those other risks and uncertainties identified under the heading "Risks and Uncertainties" in this MD&A and other risk factors and forward-looking statements listed in the Company's most recently filed Annual Information Form ("AIF").

Although the Company believes the expectations expressed in such forward-looking statements are based on what the Company's management considers to be reasonable assumptions, based on the information currently available to it, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Assumptions have been made including, but not limited to, the Company's ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals the Company produces, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican Tax Regime, and the Company's ability to obtain adequate financing.  The Company cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect.  The forward-looking statements in this MD&A speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law.  There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.  More information about the Company including its AIF and recent financial reports is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission's EDGAR website at www.sec.gov.

2

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2015
(expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Mineral Resources

This MD&A uses the terms "Indicated Mineral Resources" and "Inferred Mineral Resources".  MAG advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize these terms.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred Mineral Resources" have a great amount of uncertainty as to their existence. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them to enable them to be categorized as mineral reserves and, accordingly, Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a "Preliminary Economic Assessment" as defined under NI 43-101.  Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

SELECTED ANNUAL INFORMATION AND OVERALL PERFORMANCE

The following table summarizes selected financial data for the Company's three most recently completed financial years.  The information set forth below should be read in conjunction with the consolidated audited financial statements and related notes thereto.  All figures are reported under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

	Year ended Dec. 31, 2015	Year ended Dec. 31, 2014	Year ended Dec. 31, 2013
Revenues(1)	$289,252	$237,635	$175,995
Net Loss(2)	$(16,828,714)	$(16,133,203)	$(29,371,353)
Net Loss per Share	$(0.24)	$(0.25)	$(0.49)
Total Assets(3)	$160,263,869	$169,523,496	$106,448,871
Long Term Debt	Nil	Nil	Nil
Dividends(4)	Nil	Nil	Nil

Notes:
(1)	The Company's only source of revenue during the years ending December 31, 2013 to 2015 was interest income from cash deposits in high interest savings accounts held by the Company. The amount of interest earned correlates directly to the amount of cash on hand during the year referenced and prevailing interest rates. The Company does not have any operating revenues.

(2)	The Company's normal course of business is to explore and evaluate its mineral properties as appropriate. The loss variation above reflects, amongst other things, the periodic write-down of exploration and evaluation assets (a non-cash charge), share based payment expense (a non-cash charge), and fluctuations in activity levels. The current year's net loss includes a $4,292,288 write off of an option to acquire a mineral property (see "Results of Operations" below) compared to $6,418,387 and $16,998,885 exploration and evaluation assets written off in 2014 and 2013 respectively. The current year's net loss also includes share based payment expense of $3,089,926 compared to $3,502,481 and $3,014,711 in 2014 and 2013 respectively.

3

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2015
(expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________

(3)	Included in 'Total Assets' at the end of 2015, the Company held $75,423,681 in cash compared to $86,280,385 at December 31, 2014 and $25,050,948 at December 31, 2013. No financings were completed in the years ended December 31, 2015 and December 31, 2013, whereas in the year ended December 31, 2014 the Company closed a bought deal financing for total gross proceeds of $80,017,125 (C$86,284,500). Also included in 'Total Assets' at the end of 2015, the Company had $52,806,133 in exploration and evaluation assets compared to $50,480,496 at December 31, 2014 and $55,410,761 at December 31, 2013.

(4)	The Company has not declared or paid dividends on its common shares, and has no intent on paying dividends in the near future, as it anticipates that all available funds will be used to finance the operations and growth of its business.

FINANCIAL PERFORMANCE
At December 31, 2015, the Company had working capital of $75,223,126 (compared to $87,033,742 at December 31, 2014), including cash of $75,423,681 (compared to $86,280,385 at December 31, 2014).  The Company currently has no debt and has sufficient working capital to maintain all of its properties and currently planned programs extending beyond the next 12 months.

The Company's net loss for the year ended December 31, 2015 amounted to $16,828,714 compared to the net loss of $16,133,203 for the year ended December 31, 2014.  During the year ended December 31, 2015, the Company wrote-off its option to acquire the Salamandra mineral interest in the amount of $4,292,288 compared to the exploration and evaluation costs written-off during the prior year of $6,418,387 (see "Results of Operations" below).

Share based payment expense (a non-cash item) on equity incentive grants, decreased to $3,089,926 in the year ended December 31, 2015 compared to $3,502,481 in the prior year, summarized as follows:

		For the year ended			For the year ended
		December 31, 2015			December 31, 2014
		Grant	Capitalized to a property	Share based payment expense on vested instruments	Grant	Share based payment expense on vested instruments
Employee Stock options		696,250	$-	$1,569,051	375,000	$2,132,705
Consultant Stock options		5,000	15,000	-	-	-
RSUs		19,960	-	257,699	55,278	299,825
PSUs		81,892	-	15,781	-	-
DSUs		123,932	-	889,491	119,089	1,037,051
DSUs in lieu of fees and annual incentives	(1)	53,137	-	357,904	4,383	32,900
				$3,089,926		$3,502,481
(1) Under the DSU Plan, directors may elect to receive all or a portion of their annual retainer and meeting fees in DSUs as opposed to cash, and employees may elect to receive all or a portion of their annual incentive in DSUs as opposed to cash.

The fair value of share-based payment expense of stock options is estimated using the Black-Scholes-Merton option valuation model.  The fair value of the DSUs, RSUs and PSUs is determined using the fair market value of the common shares on the date of grant.

In the year ended December 31, 2015, the Company had a foreign exchange loss of $2,134,504 (December 31, 2014: $1,012,584) which resulted primarily from holding Canadian dollar ("C$") net monetary assets while the US$ significantly strengthened against the C$ (from December 31, 2014 to December 31, 2015, the US$/C$ exchange rate changed from 0.8620 to 0.7225).  A portion of the Company's cash is held in C$ (US$ equivalent of $6,337,607 as at December 31, 2015), and is used to fund Canadian dollar expenditures.  As well, the Company's advances and interest in the Salamandra earn-in option prior to its write off (see Results of Operations below) was also denominated in C$.  These C$ assets were exposed to exchange risk relative to the US$, and resulted in a gain or loss as the exchange rate fluctuated.

4

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2015
(expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________

Management compensation and consulting fees (excluding share based payments) decreased to $1,965,117 (December 31, 2014: $3,128,894) in the year ended December 31, 2015, primarily because of a stronger US$ relative to the comparable prior year (as these expenses are incurred in C$) and a consulting contract with a company controlled by the former President & Chief Executive Officer ("CEO"), Mr. Dan MacInnis, expired on December 31, 2014.  Although the contract was renewed on a per diem basis effective January 1, 2015, the fees under the renewed consulting contract decreased substantially to C$11,000 in the year ended December 31, 2015 (December 31, 2014: C$548,232).

Other expenses incurred during the year ended December 31, 2015, included accounting and audit of $469,247 (December 31, 2014: $498,220), amortization of $16,242 (December 31, 2014: $35,185), filing & transfer agent fees of $183,619 (December 31, 2014: $164,490), general office expenses of $650,529 (December 31, 2014: $705,078), legal of $344,021 (December 31, 2014: $312,609), new property investigation costs of $216,662 (December 31, 2014: $59,804), shareholder relations $526,401 (December 31, 2014: $382,727) and travel $288,951 (December 31, 2014: $243,739), were all either comparable with the prior year's expense or the change was not significant to the overall operations during the year.

During the year ended December 31, 2015, the Company recognized an impairment of $91,925 (December 31, 2014: $227,640) on certain marketable securities designated as available for sale instruments in the consolidated statement of loss.

The Company also recorded a 44% equity loss pick up from its Investment in Associate, amounting to $1,366,204 in the year ended December 31, 2015 (December 31, 2014: $231,375).  The equity loss pick up relates to a foreign exchange loss of $308,704 (December 31, 2014: $231,375) and a deferred income tax expense of $1,057,500 (December 31, 2014: nil), incurred within Minera Juanicipio S.A. de C.V. ("Minera Juanicipio"). The exchange loss arises from Minera Juanicipio holding net monetary assets denominated in Mexican pesos while the US$ strengthened against the Peso in the year.  The deferred income tax expense is a result of both the Peso devaluation and its impact on the tax basis of assets within Minera Juanicipio, and to the expected expiry of Minera Juanicipio 2017 tax loss carryforwards which were therefore not recognized for accounting purposes during the year.

During the year ended December 31, 2015 the Company recorded a deferred income tax expense of $1,482,330 (December 31, 2014: deferred income tax recovery of $552,375) due to the depreciation of the Mexican peso as compared to the US$. The resulting affect was a decrease in the Company's tax basis of assets in Mexico as compared to corresponding book values, creating a deferred tax liability on the temporary timing difference.

RESULTS OF OPERATIONS

The following discussion is a summary of, and an update to, disclosure in documentation filed with regulatory agencies and available for viewing under MAG's profile on the SEDAR website at www.sedar.com and on SEC's EDGAR website at www.sec.gov.

Juanicipio Property

The Company owns 44% of Minera Juanicipio S.A. de C.V. ("Minera Juanicipio"), a Mexican incorporated joint venture company, which owns and operates the high grade Juanicipio Property, located in the Fresnillo District, Zacatecas State, Mexico.  Underground ramp development and exploration drilling on the Juanicipio Property are being conducted by the project operator, Fresnillo plc ("Fresnillo"), which holds the remaining 56% interest in the joint venture. Exploration and development programs for the Juanicipio Property are designed by the Minera Juanicipio Technical Committee, and approved by the Minera Juanicipio Board of Directors.  The Company's share of costs is funded primarily through its 44% interest in Minera Juanicipio, and to a lesser extent, incurred directly by the Company to cover expenses related to parallel technical studies and analyses commissioned by the Company, as well as direct project oversight.

5

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2015
(expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________

During the year ended December 31, 2015, the Company incurred oversight expenditures on the Juanicipio Property of $211,696 (December 31, 2014: $360,177) and made joint venture advances to Minera Juanicipio of $4,796,000 (December 31, 2014: $4,378,000). Total Juanicipio Property expenditures incurred directly by Minera Juanicipio for the year ended December 31, 2015 amounted to approximately $9.8 million (December 31, 2014: $11.1 million), as compared to the combined 2015 Minera Juanicipio development and exploration budget of $9.2 million.  The actual Minera Juanicipio expenditures in 2015 exceeded the initial budget, because of the additional $1.5 million, 10,000 metre 2015/16 deep drilling program approved mid-2015 (see Exploration Program below) which commenced in the fourth quarter.

Underground Development Program
Underground development commenced at the Juanicipio Project on October 28, 2013. The development program is based on recommendations made to Minera Juanicipio in a 2012 Preliminary Economic Assessment carried out by AMC Mining Consultants (Canada) Ltd. ("AMC") (see press release dated June 14, 2012) ("2012 PEA").  The 2012 PEA was subsequently reproduced in 2014 by Roscoe Postle Associates Inc. ("RPA") in their amended and restated NI 43-101 Technical Report documenting a 2014 updated Mineral Resource estimate, filed on SEDAR on July 3, 2014 (the "Juanicipio Technical Report") (see Press Release dated May 27, 2014).  The Juanicipio Technical Report included an updated Juanicipio resource based on in-fill drill results from a 2012- 2013 drill program, and manually divided the resource into the Bonanza Grade Silver Zone ("BGS Zone") and the Deep Zone. The BGS Zone resource veins have a similar footprint as prior resource estimates (see press releases dated November 10, 2011 and December 19, 2011), with the higher drill density converting a significant proportion of the previous Inferred Resource into the Indicated category.  With minimal change to the BGS Zone footprint, the Juanicipio Technical Report from RPA stated that the results of the 2012 PEA remain a reasonable representation of the property's economic potential.

The economic analysis in the 2012 PEA is preliminary in nature and is based, in part, on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that a preliminary economic assessment will be realized.
According to the 2012 PEA timeline, the first 33 months of development focuses primarily on the ramp decline advancing towards the main Valdecañas Vein of the project.  To date, the entry portal, surface explosives magazines, surface offices and associated infrastructure have been completed, and the ramp decline is currently advancing with drilling and blasting.  The decline development has now reached consistently better rock quality.  As a result, the ramp development has seen a sustained improvement in the advance rate, which is now at or exceeding the levels envisioned in the 2012 PEA (115 metres per month), with the cumulative ramp having surpassed 2,600 metres of the 3500 metres needed to reach the footwall of the Valdecañas Vein and begin stope access and development. At current advance rates, the Company anticipates reaching the Valdecañas footwall in early 2017.  In addition to the ramp advance, two ventilation raises have been bored and brought into service, the mechanical shop and multi-use buildings have been completed, electrical lines and substations have been installed and road-widening is substantially complete, with culverts in all major drainages.

Exploration Program

Exploration results from drilling in the first quarter of 2015 on the Valdecañas Vein were reported by the Company by press release dated April 23, 2015.  Four new exploration step-out holes were targeted approximately 100 metres below the existing "Deep Zone" Indicated and Inferred Resources reported in the Juanicipio Technical Report. The four holes were drilled on nominal 150 metre centres over a strike length of approximately 500 metres below the en echelon overlap zone between the East and West Valdecañas Veins and include the three widest and deepest intercepts to date on the property (see Table 1).  This new zone appears to be the extension of the southwest dipping West Valdecañas Vein and it remains open to depth along its entire strike length to the Joint Venture boundary.  The possibility of a similar deep continuation of the East Valdecañas Vein remains untested and open.

6

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2015
(expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________

Table 1: Assay Results – Exploration Step Out Holes P1-P4(1)
Hole-ID Valdecañas Vein West ("W") East ("E")	From	To	Interval (m) (3)	(2) True Width (m) (3)	Gold (g/t) (3)	Silver (g/t) (3)	Silver (opt)(3)	Lead (%)	Zinc (%)	Copper (%)	Capping(4)
P1 (W)	941.80	955.30	13.50	11.69	1.45	103	3.0	2.24	4.31	0.18
Incl	941.80	949.20	7.40	6.41	1.96	169	4.9	3.60	7.03	0.26
Incl	943.00	947.20	4.20	3.64	3.12	213	6.2	3.25	8.19	0.32
P2 (W)	981.50	1010.15	28.65	22.06	2.98	195	5.7	5.36	6.64	0.45
Incl	984.55	986.20	1.65	1.27	0.61	267	7.8	11.75	13.67	0.21
Incl	992.65	994.90	2.25	1.73	11.40	97	2.8	2.25	4.87	0.25
Incl	995.95	1008.95	13.00	10.01	3.85	308	9.0	8.67	8.39	0.73
Incl	999.95	1002.95	3.00	2.31	0.48	466	13.6	4.58	10.02	1.70
Incl	1006.95	1008.95	2.00	1.54	14.55	403	11.8	16.33	16.50	0.22
Incl	1006.95	1007.95	1.00	0.77	16.00	564	16.5	20.00	14.20	0.20
or	1006.95	1007.95	1.00	0.77	84.70	564	16.5	20.00	14.20	0.20	Uncapped
P3-2 (E)	761.50	764.25	2.75	2.12	1.13	467	13.6	2.39	6.38	0.04
and (W)	940.20	974.55	34.35	26.45	2.65	405	11.8	3.22	4.09	0.37
Incl	948.25	950.25	2.00	1.54	9.45	172	5.0	7.78	6.78	0.30
incl	959.55	972.80	13.25	10.20	4.94	919	26.8	5.25	4.87	0.62
incl	963.55	964.55	1.00	0.77	16.00	770	22.5	7.98	18.35	0.62
or	963.55	964.55	1.00	0.77	161.5	770	22.5	7.98	18.35	0.62	Uncapped
incl	969.20	972.80	3.60	2.77	8.26	2,804	81.8	4.99	2.66	1.04
or	969.20	972.80	3.60	2.77	8.26	8,751	255.2	4.99	2.66	1.04	Uncapped
incl	969.80	970.80	1.00	0.77	11.50	6,000	175.0	8.28	2.90	2.18
or	969.80	970.80	1.00	0.77	11.50	27,411	799.5	8.28	2.90	2.18	Uncapped
P4 (W)	1006.00	1051.20	45.20	32.09	0.80	137	4.0	1.50	6.50	0.82
incl	1006.00	1023.25	17.25	12.25	1.50	118	3.4	2.77	14.52	0.44
incl	1007.55	1017.30	9.75	6.92	2.29	127	3.7	3.79	18.78	0.33
incl	1010.55	1014.25	3.70	2.63	0.42	128	3.7	5.10	25.24	0.27
incl	1015.25	1017.30	2.05	1.46	9.43	201	5.9	2.69	16.87	0.78
incl	1039.35	1050.20	10.85	7.70	0.17	326	9.5	1.79	3.86	2.36
incl	1039.35	1042.35	3.00	2.13	0.11	672	19.6	5.65	6.78	4.18
(1)  Cross section and longitudinal sections diagrams available at www.magsilver.com/s/NewsReleases.asp?ReportID=704889 .
(2)  True widths were estimated/measured from cross sections.
(3)  Legend: metres ("m"); grams per tonne ("g/t"); ounces per ton ("opt").
(4)  Unless otherwise indicated as uncapped, all silver assays over 6,000 g/t were capped at 6,000 g/t and all gold assays over 16 g/t were capped at 16 g/t, consistent with the capping used for the existing Indicated and Inferred Resources (Juanicipio Technical Report).

These intercepts widen progressively from 11.69 up to 32.09 metres (true widths) towards the east in the central portion of the property, extending the widening Deep Zone to depth. The intercepts also show amounts of calc-silicate (skarn) alteration in and around the veins and the first significant copper ("Cu") values (0.2-0.8% Cu) for the entire area, both of which are indicators of higher temperature mineralization conditions.  The high silver and gold in Holes P2 and P3 coincide with zones of overprinted quartz veins that cut across earlier base-metal rich calc-silicate vein stages, indicating superimposition of an additional precious-metals rich vein stage.  The appearance of copper and strong skarn alteration in this area, combined with the later cross-cutting silver-gold rich veining, suggests that Minera Juanicipio may have hit an ore-fluid upwelling zone, which could open up a new exploration target zone along the entire Valdecañas vein system.

7

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2015
(expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________

Quality Assurance and Control: The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Current Deep Drilling Program

Upon reviewing the above drilling results, Fresnillo and MAG jointly agreed to an additional 10,000 metre $1.5 million (MAG's 44% share is $0.7 million) 2015 and 2016 drill program to further delineate the extent of the new deep zone and offset and expand the mineralization hit in holes P1-P4.  As well, a portion of the 2015 exploration budget for surface drill holes that was pending permitting in the third quarter was reallocated to underground drilling beneath the East Valdecañas Vein.  A drill station was carved out along the decline at approximately 2,000 metres down ramp.  The surface and underground drilling commenced in November and is currently ongoing with three drill rigs on surface and one drilling from underground.  The holes range from 850 to over 1200 metres in depth, and drilling should be completed in the second quarter, with assays to follow (all assays are currently pending).

In addition, in anticipation of the possible expansion of the Juanicipio resource at depth, the Joint Venture partners re-engaged AMC in the second half of 2015 to reconsider the 'shaft versus ramp' economics of accessing a potential new deep zone.  The draft study was completed late in the year and suggested a shaft would not improve the mine economics over the use of a ramp, unless a greater volume of mineralization was found at depth.  If the on-going deep exploration drilling outlined above results in additional significant mineral resources, this trade-off study will likely be revisited.

Cinco de Mayo Property

The Cinco de Mayo Project is a 25,000 hectare district scale project owned 100% by the Company. Cinco de Mayo is located approximately 190 kilometres north of the city of Chihuahua, in northern Chihuahua State, Mexico.  The project consists of four major mineralized zones: the Upper Manto silver-lead-zinc body; the Pegaso deep discovery; the non-core Pozo Seco high grade molybdenum-gold resource area; and the surrounding Cinco de Mayo exploration area.

Upper Manto (Jose Manto - Bridge Zone)

In 2012, drilling demonstrated that mineralization was continuous from the Jose Manto through the Bridge Zone to Cinco Ridge, which is now collectively referred to as the "Upper Manto" to differentiate it from mineralization hit at depth in the "Pegaso Zone" (see below).  On October 3, 2012, MAG announced that Roscoe Postle Associates Inc. ("RPA") had completed the first independent mineral resource estimate for the Upper Manto zone.  The NI 43-101 compliant technical report entitled "Technical Report on the Upper Manto Deposit, Chihuahua, Mexico," authored by  Mr. David Ross, P.Geo., an employee of RPA and independent of MAG, was filed on SEDAR on November 16, 2012.  Inferred Mineral Resources are estimated to be 12.45 million tonnes at 132 g/t (3.9 opt) silver, 0.24 g/t gold, 2.86% lead, and 6.47% zinc (9.33% lead plus zinc), as reported at a NSR cut-off value of US$100/tonne.

8

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2015
(expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________

The Pegaso Zone (Hole CM12-431)

In mid-June 2012, exploration hole CM12-431 drilled deep beneath the overlap zone between the Bridge Zone and the Jose Manto, cut four significant sulphide intervals within a 300 metre wide skarn and marble zone.  The largest and deepest interval was 61 metres of high-grade massive sulphides that lies behind (to the southwest of) the structures that host the Upper Manto mineralization.  This is an entirely new mineralization zone named the "Pegaso Zone", which shows all of the hallmarks of being a near-source part of the Carbonate Replacement Deposit ("CRD") system that MAG has been systematically seeking at Cinco de Mayo.  The mineralization in the upper intercepts of hole CM12-431 are likely connected to the high-grade silver-lead-zinc mineralization in the 4 kilometre long Upper Manto, indicating that continuous mineralization exists from 125 to 900 metres vertical depth.

The mineralized intercepts in hole CM12-431 start at 730 metres down hole and continue to nearly a depth of 1,000 metres down hole (approximately 900 metres vertical depth).  The Pegaso Zone is the thickest and deepest intercept, beginning at 927 metres down hole and continuing for 61.6 metres with an average grade of 89 g/t (2.6 opt) silver, 0.78 g/t gold, 0.13% copper with 2.1% lead and 7.3% zinc; including: 31.9 metres that grades 117 g/t (3.4 opt) silver, 1.13 g/t gold, 0.16% copper with 2.7% lead and 9.3% zinc.  The gold and copper grades in all four intercepts are the highest and most consistent yet encountered on the project.  Significantly, broad zones of coarse marble and pervasive tungsten-bearing garnet skarn occur above, between and below the massive sulphide zones, but no intrusions were seen in hole CM12-431 and very little of the sulphides encountered to date in the Pegaso Zone appear to be replacing skarn silicates.  These results suggest both that the near-intrusion source zone is nearby but has not yet been reached.

Summary of combined Upper Manto-Pegaso Zone results

Combining hole CM12-431 with Upper Manto holes CM12-392 and CM12-399, plus shallower drilling throughout the Upper Manto area, indicates that mineralization is continuous from 125 metres to 900 metres vertical depth, with a significant broadening in the Pegaso Zone between 800 and 900 metres depth. This broadening coincides with an increase in skarn alteration and increasing zinc, gold and copper grades – consistent with what MAG's CRD zoning model predicts as a source zone is approached.  Overall, near-surface Upper Manto mineralization appears higher in silver and lead than the deeper Pegaso Zone mineralization which is richer in zinc, copper and gold.  The combined vertical metals and alteration zoning and broadening of mineralization is typical of CRD systems worldwide and strongly indicates that the source intrusion is being approached.  The overall strength and style of mineralization and alteration further indicate that this source zone may be very large.  The degree of mineralization seen so far indicates that the source intrusion could be surrounded by very large-scale mineralization. However, further exploration and drilling is required and can resume only upon obtaining a 'Soil Use Change Permit' and surface access – see below.

"Soil Use Change Permit" and surface access

As of 2012, exploration drilling permits in Mexico require a "Soil Use Change Permit," reflecting conversion of land from agricultural to industrial use.  In mid-2012, the Company was in the process of negotiating ordinary course surface access permissions on a portion of the Cinco de Mayo property with the Ejido Benito Juarez (the "EBJ") as the final component in the application for the required Soil Use Change Permit. Both the Upper Manto and Pegaso Zone are located on the portion of the Cinco de Mayo property where the EBJ controls the surface rights (but not the mineral rights, which belong to the Company).  The Company had a long-standing and productive working relationship with the EBJ and had previously purchased 41 specific rights relating to relevant areas of the Cinco de Mayo project area for $660,000 from certain EJB members.  This purchase was ratified by an official Assembly of the EBJ and registered and ratified by the Federal Agrarian Authority. The Company was awaiting formal title transfer of the surface rights, when certain members of the EBJ challenged the purchase claiming the 41 rights purchased represented a 41/421 undivided interest in the EBJ owned surface rights, rather than rights to exclusive areas of the property. Then on November 17, 2012, at what the Company maintains was an illegally constituted Assembly, the EBJ voted to order MAG to vacate the surface of its Cinco de Mayo property (the mineral concession rights were and are not affected).

As permission of the EBJ assembly is required to obtain surface access (and ultimately a Soil Use Change Permit), MAG continues its efforts to obtain a renewed surface access agreement with the EBJ, with the intent of arriving at a settlement agreement that would be fully supported at a properly constituted Assembly. Although there is no certainty that a new vote would produce a favourable outcome for the Company, MAG believes that the opposition group and its supporters do not represent the will of the majority of the 421 voting members of the EBJ (or of the 12,000 other citizens in the project area).

9

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2015
(expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________

The Company remains willing to work with the EBJ and the greater community to define a comprehensive Corporate Social Responsibility Program ("CSR") to coincide with the next phases of exploration on the Upper Manto and Pegaso Zone.  MAG's objective is to ensure the EBJ and the greater community benefit from the expected successes and growth at Cinco de Mayo.

Year ended December 31, 2015

In the year ended December 31, 2015, the Company incurred exploration and evaluation costs of $1,530,973 (December 31, 2014: $1,245,459) on the Cinco de Mayo property.  In addition to 2015 annual land taxes of $262,642 (2014: $167,973), the principal expenditures and main focus of work has been preparation for negotiations with the local EBJ (see "Soil Use Change Permit" and surface access above) which has included meetings with State and Federal authorities, several legal advisors, and Community Relations advisors in Mexico. No drilling is currently being undertaken or planned on the Upper Manto or Pegaso Zone, as the Company first requires a renewed surface access agreement with the EBJ in order to resume exploration on these two noted areas.

The Cinco de Mayo concession package extends beyond the Upper Manto and Pegaso Zones into areas where the surface rights are not held by the EBJ; including areas of some prior drilling success.  Although these areas remain of interest, the Company has no current plans to conduct surface-based exploration in these areas.

Salamandra Property

 In 2013, the Company entered into an option agreement with Canasil Resources Inc. ("Canasil") whereby the Company can earn up to a 70% interest in CRD Minerals Corp., a company which owns Canasil's 14,719 hectare Salamandra property located in Durango State, Mexico.  The Company paid Canasil C$150,000 upon signing the agreement and a further C$350,000 upon subsequent anniversaries of the agreement, and has incurred C$5,753,067 in cumulative exploration on the property, including $1,100,522 (December 31, 2014: $3,006,120) in the year ended December 31, 2015.  To earn-in on an initial 55% interest in the property, the Company would have to make an additional cash payment of C$250,000 to Canasil by May 23, 2016.

In the year ended December 31, 2015, the Company completed its Phase III drill program consisting of 4,270 metres in six follow-up holes designed to seek mineralization in more favorable host rocks (limestones) at depth beneath the strongest silver-copper-antimony mineralization with associated skarn alteration seen at surface and in earlier drilling.  Phase III assays were released late in the year (see Press Release December 15, 2015), and as in Phase I and II drilling, no limestones were encountered, even in the deepest holes.  Despite a very high, albeit dispersed, metals endowment and favorable alteration, the Company did not find the necessary favorable host rocks within a reachable depth below surface to justify further exploration by the Company.  The advances and direct exploration expenditures under the Company's option to acquire mineral interest totaling $4,292,288 were written off as of December 31, 2015.

Guigui Property

The Guigui project is a 100% interest in a 4,500-hectare property in the Santa Eulalia Mining District, home to the world's largest CRD camp.  Strong aero-magnetic anomalies were identified in late 2007 but could not be drilled because they straddled the eastern border of the original "Guigui" claim and continued into ground covered by the Juarez Mega-Claim filed by the Mexican Geological Service in mid-2007.  This adjoining part of the Juarez concession was liberated in July 2013 and the Company filed for and obtained the additional 3,800 hectare "Guiguito" concession.  The combined property now consists of roughly 8,300 hectares.

10

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2015
(expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________

In the year ended December 31, 2015, the Company incurred $794,664 (December 31, 2014: $135,920) on the Guigui project.  Mapping, sampling and rehabilitation of roads into the newly acquired adjoining ground were completed during the period.  Negotiations with the surface owners were also completed for the surface access permissions required for Soil Use Change and drilling permits, which were obtained.  Drilling commenced on the first hole of a 2,500 metre drilling program in October and drilling was completed in December. No significant mineralization was encountered, however strongly magnetic pre-mineral intrusions were cut, which likely explains the aero-magnetic anomalies.  Re-examination of targets elsewhere in the district is underway, in part prompted by active exploration by another company immediately to the north of the central part of MAG's holdings.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters (as determined under International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS")):

Quarter Ending	Revenue(1)	Net Loss(2)	Net Loss per share
December 31, 2015	$63,829	$(10,168,889)	$(0.15)
September 30, 2015	$65,916	$(1,987,852)	$(0.03)
June 30, 2015	$67,375	$(2,135,799)	$(0.03)
March 31, 2015	$92,132	$(2,536,174)	$(0.04)
December 31, 2014	$104,655	$(9,302,738)	$(0.14)
September 30, 2014	$71,600	$(3,680,228)	$(0.05)
June 30, 2014	$28,662	$(2,057,075)	$(0.03)
March 31, 2014	$32,718	$(1,093,162)	$(0.02)
Notes:
(1)	The Company's only source of revenue during the quarters listed above was interest earned on its cash balances. The amount of interest revenue earned correlates directly to the amount of cash on hand during the period referenced and prevailing interest rates. At this time, the Company has no operating revenues.

(2)	Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses (specifically share based payments, exploration and evaluation property write-offs, and deferred tax expense) as described in "Financial Performance" and in "Results of Operations" when applicable.

FOURTH QUARTER

The Company's net loss for the quarter ended December 31, 2015 amounted to $10,168,889 (December 31, 2014: $9,302,738).  In the fourth quarter, the Company wrote-off its option to acquire the Salamandra mineral interest in the amount of $4,292,288 compared to the exploration and evaluation costs written-off during the comparable prior quarter of $6,418,387.  Total share based payment expense for the three months ended December 31, 2015 increased to $1,348,206 (December 31, 2014: $534,432) as there was an equity incentive grant in the quarter ended December 31, 2015 whereas there was not one the prior comparable quarter.  In addition, in December 2015, $168,000 in employee annual incentives (December 2014: nil) was taken in the form of DSUs as opposed to in cash. Management compensation and consulting fees decreased in the three months ended December 31, 2015 to $824,609 (December 31, 2014: $1,351,746), partially as a result of the incentives taken in DSUs rather than in cash, and due to the fact that these expenses are incurred in C$ and the US$ was appreciably stronger in the quarter ended December 31, 2015 (averaging 0.7490 US$/C$) compared to the prior comparable quarter (averaging 0.8802 US$/C$).

Legal fees in the three months ended December 31, 2015 increased to $195,217 (December 31, 2014: $57,134) due to the filing of a preliminary base shelf prospectus on December 23, 2015.  Other operating expenses incurred during the three months ended December 31, 2015 were all either comparable with the three months ended December 31, 2014 or the change was not significant to the overall operations of the period.

11

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2015
(expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________

The Company also recorded a 44% equity loss pick up from its Investment in Associate, amounting to $1,000,537 in the quarter ended December 31, 2015 (December 31, 2014: $231,375).  The equity loss pick up in the fourth quarter relates primarily to the Company's 44% share of a deferred income tax expense amounting to $1,057,500 (December 31, 2014: nil) incurred within Minera Juanicipio. The deferred income tax expense is a result of both the Peso devaluation against the US$ in the period, and its impact on the tax basis of assets within Minera Juanicipio, and to the expected expiry of Minera Juanicipio 2017 tax loss carryforwards which were therefore not recognized for accounting purposes in the period. Likewise, in the quarter ended December 31, 2015 the Company recorded a deferred income tax expense of $1,482,330 (December 31, 2014: deferred tax recovery of $552,375) due to the depreciation of the Mexican peso as compared to the US$. The resulting affect was a decrease in the Company's tax basis of assets in Mexico as compared to corresponding book values, creating a deferred tax liability on the temporary timing difference.

OUTLOOK

The Company continues to explore its properties in Mexico and intends to enhance its project portfolio through successful exploration and project development.  Although the Company's working capital position remains strong, the Company continues to execute its business plan prudently, with an on-going focus on high-grade, district scale potential properties.

Minera Juanicipio Outlook

The Technical Committee of Minera Juanicipio, comprised of representatives from both Fresnillo and the Company, meets several times per year to discuss the business of Minera Juanicipio and to review, monitor and approve plans for the exploration and development of the Juanicipio property.  All budgets are subsequently approved by the Board of Directors of Minera Juanicipio, which is also comprised of representatives from both partners.  The 2012 PEA provides a framework on which the Technical Committee guides the continued advancement of the project.  Although Minera Juanicipio has not formally made a "production decision," Fresnillo, the project operator, has publically reported that it expects that Juanicipio will be in production by approximately 2018, and has recently indicated that plant construction would commence in the fourth quarter of 2016.  Although the Company believes this timeline laid out by the project operator is reasonable in the context of the 2012 PEA, the actual schedule to production is still under review by Minera Juanicipio, and there are no assurances that a formal development and construction decision will be made and that mine development and production will be achieved in accordance with the 2012 PEA.

The initial 2016 Minera Juanicipio development budget is approximately $12.8 million (MAG's 44% share is $5.6 million), and continues to be designated primarily for continued ramp advancement and associated underground infrastructure as outlined in the 2012 PEA, as well as some metallurgical and geotechnical studies.  It is expected that Minera Juanicipio will make a decision to construct the surface facilities during the year, and the 2016 development budget will likely be amended accordingly to reflect additional capital expenditures.

As noted below in Liquidity and Capital Resources, the Company believes that it will have enough cash after giving effect to the offering that closed subsequent to the year end, to fully fund its 44% share of cash calls for the Juanicipio mine development as envisioned in the 2012 PEA.

In addition to the 10,000 metre/$1.5 million deep zone extension drilling which has carried over into the first quarter of 2016, there is an also a 2016 Minera Juanicipio exploration budget of approximately $3.2 million (MAG's 44% share is $1.4 million), approved by the Minera Juanicipio Technical Committee for testing deep targets on the Juanicipio Vein (as opposed to the Valdecañas Vein discussed above), and for the continued search for new veins within the joint venture property.

12

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2015
(expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________

Cinco de Mayo Outlook

No active exploration is currently being undertaken on the Company's Upper Manto and Pegaso Zone, as the Company continues its efforts to obtain a renewed surface access agreement with the local EBJ.  Although the Company believes that the surface access issue will be overcome and that the requisite authorizations to complete its submission for the Soil use Change Permit will be obtained in due course, the overall timeline to successful resolution is not determinable at this time, and will depend upon various factors including but not limited to: the ability of the Company to arrive at an agreement that would be fully supported by the majority of the EBJ; and, the ability of the EBJ to conduct a properly constituted Assembly meeting, with quorum, and favourable outcome.   Although all work obligations to keep the claims in good standing have been fulfilled by the Company, the Company sought and was granted a formal federal exemption for 2015 exploration work commitments on the property. The Company is in the process of applying for a similar exemption for 2016 work commitments.

OUTSTANDING SHARE DATA

The Company's authorized capital consists of an unlimited number of common shares without par value.  As at March 28, 2015, the following common shares, stock options, RSUs and DSUs were outstanding:

	Number of	Exercise Price or	Remaining
	Shares	Conversion Ratio	Life
Capital Stock	79,789,063
Stock Options	3,377,105	$5.35 - $12.19	4 months to 4.8 years
Performance Share Units("PSUs")	81,892	1:1	4.7 years
Restricted Share Units("RSUs")	74,438	1:1	3.3 to 4.3 years
Deferred Share Units ("DSUs")	300,541	1:1	n/a (1)
Fully Diluted	83,623,039
(1) To be share settled, but no common shares are to be issued in respect of a participant in the DSU Plan prior to such eligible participant's termination date.

LIQUIDITY AND CAPITAL RESOURCES
As at December 31, 2015, the Company had working capital of $75,223,126 (December 31, 2014: $87,033,742) including cash of $75,423,681 (December 31, 2014: $86,280,385).  The Company also closed a bought deal public offering subsequent to the year end, and including a fully exercised over-allotment option, issued 10,240,750 common shares at $7.30 per share for combined gross proceeds of $74,757,475 (see Subsequent Events below), and estimated net proceeds of approximately $70.5 million.

Most of the cash currently on hand is from a bought deal public financing that closed on July 16, 2014 along with the balance of the overallotment option that closed on August 18, 2014, for combined gross proceeds of $80,017,125 (C$86,284,500).  In that placement, the Company issued a total of 8,418,000 common shares at C$10.25 per share.  As outlined in the prospectus offering, the majority of the funds raised are designated for the Juanicipio project, with the balance for working capital and general corporate purposes.  The intended use of the proceeds is being adhered to in all material respects, and the actual use of net proceeds to date, as compared to the use of net Canadian dollar proceeds disclosed in the short form prospectus dated July 9, 2014 is as follows:

13

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2015
(expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________

Use of Net Proceeds	As Disclosed in Prospectus dated July 9, 2014 (including the Over-Allotment Option) (C$ Millions)	Estimated Actual Use of Net Proceeds to March 24, 2016 (1) (C$ Millions)	Variance/ Not Spent Yet (Spent in excess) (C$ Millions)
Exploration expenditures at the Juanicipio Project	$ 3.00	$3.35	$(0.35) (2)
Development expenditures at the Juanicipio Project	$71.47	$9.56	$61.91 (3)

(1) Cash calls funded to the Juanicipio Project are made in U.S.$ and for the purposes of this analysis, have been converted to C$ based on the closing U.S.$/C$ exchange rate on the day the funds were advanced to Minera Juanicipio.

(2) After reviewing exploration results of four new deep exploration holes in 2015, Fresnillo and MAG jointly agreed to an additional 10,000 metre U.S.$1.5 million (MAG's 44% share is U.S.$0.66 million) drill program to further delineate the extent of the new deep zone. This drill program is currently underway, and was funded by the Joint Venture partners in September 2015, but was not anticipated in the 2014 offering.

(3) The Company's intended use for the majority of the net proceeds of the 2014 offering was to fund underground development and mine capital expenditures for the Juanicipio Project. As the first 33 months of development focuses primarily on ramp decline, the majority of the capital costs are yet to be incurred, and are expected to be incurred in the latter part of the development schedule through 2017.

Accounts receivable as at December 31, 2015 totaled $327,008 (December 31, 2014: $583,373) and is comprised primarily of Mexican value added taxes ("IVA") repayable to the Company by the Government of Mexico, for which the Company expects a full recovery. Current liabilities at December 31, 2015 amounted to $957,070 (December 31, 2014: $550,509) and are attributable to accrued exploration and administrative expenses.

During the year ended December 31, 2015, 424,900 stock options were exercised for cash proceeds of $2,597,275 (December 31, 2014: 293,750 stock options were exercised for cash proceeds of $1,638,635).  An additional 504,785 stock options were exercised under a less dilutive cashless exercise provision of the plan (December 31, 2014: 24,668), whereby 121,150 shares were issued in settlement of the stock options (December 31, 2014: 7,068), and the remaining 383,635 options were cancelled (December 31, 2014: 17,600).

The primary use of cash in the year ended December 31, 2015 was to fund operations.  Advances to Minera Juanicipio combined with MAG's Juanicipio expenditures on its own account, totaled $5,009,258 in the year ended December 31, 2015 (December 31, 2014: $4,710,939).  The Company makes cash deposits to Minera Juanicipio as 'cash called' by operator Fresnillo, based on approved joint venture budgets.  In the year ended December 31, 2015, the Company also expended $2,106,601 (December 31, 2014: $1,646,972) on its other exploration and evaluation properties, and $1,121,256 (December 31, 2014: $3,054,850) on the Salamandra earn-in option.

The Company currently has no debt and has sufficient working capital ($75.2 million) to maintain all of its properties and currently planned programs for a period in excess of the next year.  However, the Company may require additional capital in the future to meet its project related expenditures, including its cash calls on the Juanicipio project.

Funding of the Juanicipio Development

As noted above, on October 28, 2013, the Company announced that Fresnillo, as operator, had commenced the underground development and the access decline at the Juanicipio Project based on the results of the 2012 PEA.  The 2012 PEA estimated total project capital costs of $302 million inclusive of capitalized operating costs (MAG's 44% share is $133 million) over 3.5 years from the start of development.  As the first 33 months of development, as envisioned under the 2012 PEA, are primarily focused on the ramp decline, the majority of the capital costs are not expected to be incurred until the latter part of the development schedule. The larger capital expenditures items associated with the mine development have not yet been approved by Minera Juanicipio, and Minera Juanicipio has not yet evaluated and proposed a budget for beyond 2016.

14

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2015
(expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________

To December 31, 2015, approximately $24 million of the Juanicipio development has been funded by the joint venture partners (MAG's share funded to December 31, 2015 is approximately $11 million), leaving approximately $278 million (MAG's 44% share is approximately $122 million) of remaining mine development expenditures to complete the Juanicipio mine according to the 2012 PEA.

Given the progress to date, and the Company's cash on hand ($75.4 million as at December 31, 2015), the Company believes that it will have enough cash after giving effect to the offering that closed subsequent to the year end (estimated net proceeds of $70.5 million), to fully fund its 44% share of cash calls for the Juanicipio mine development as envisioned in the 2012 PEA. However, should the scale and scope of the development change, or should the capital required to complete the development exceed the amount envisioned in the 2012 PEA, the Company's cash resources may not be sufficient to fund its 44% share of the project development. Accordingly the Company may need to raise significant additional capital in the future under such circumstances, and future liquidity may therefore depend upon the Company's ability to arrange debt or additional equity financings. The inability of the Company to fund its 44% share of cash calls would result in dilution of the Company's ownership interest in Minera Juanicipio, in accordance with the shareholders agreement.

The preliminary economic assessment set out in the 2012 PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary economic assessment set out in the 2012 PEA will be realized.  As a result, there are additional risks in commencing and completing construction based upon the 2012 PEA including additional risks as to capital and operating costs, mineral recovery and financial viability. There is also no guarantee that the construction will be completed or, if completed, that production will begin or that financial results will be consistent with the 2012 PEA.

Contractual Obligations

The following table discloses the contractual obligations of the Company (as at the date of this MD&A) for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment. Based on exploration results, the Company will select at its discretion, only certain properties to complete option and purchase arrangements on.

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Property Option Payments, Exploration and Development Expenditures – Total (1)	$-	$-	$-	$-	$-

Office Lease	464,887	112,296	254,288	98,303	-
Total Obligations	$464,887	$112,296	$254,288	$98,303	$-

(1) Although the Company makes cash deposits to Minera Juanicipio as cash called by operator Fresnillo (based on annual Minera Juanicipio budgets), they are not contractual obligations. The Company intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest.
Other contractual obligations include: a 2.5% NSR royalty on the Cinco de Mayo property under the terms of an agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property; and a 2.5% NSR royalty on the Guigui mining concessions.
The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made.  Indemnifications that the Company has provided include an obligation to indemnify directors and officers of the Company for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company.  The Company has a comprehensive directors and officers liability insurance policy that could mitigate such costs if incurred.

15

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2015
(expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________
Other Items

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated efforts to regain surface access with the EBJ (see '"Soil Use Change Permit" and surface access' above).  It is anticipated that the ultimate resolution to this situation will include a comprehensive CSR program to coincide with the next phases of the Company's exploration activity.

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

ADDITIONAL DISCLOSURE

Trend Information

Other than the Company's obligations under its property option agreements (see 'Contractual Obligations' above)  and to the Minera Juanicipio joint venture, there are no demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The nature of the Company's business is demanding of capital for property acquisition costs, exploration commitments and holding costs. The Company's liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company's liquidity, and conversely, the failure to acquire or find one may have a negative effect. The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon (see 'Liquidity and Capital Resources' above).

Mineral Surface Rights in Mexico

Surface rights in general in Mexico are often owned by local communities or "Ejidos" and there has been a recent increasing trend in Mexico of Ejido challenges to existing surface right usage agreements. The Company has already been impacted by this recent trend (see Cinco de Mayo Property above).  Any further challenge to the access to any of the properties in which the Company has an interest may have a negative impact on the Company, as the Company may incur delay and expenses in defending such challenge and, if the challenge is successful, the Company's interest in a property could be materially adversely affected.  Also see "Risks and Uncertainties" below.

RISKS AND UNCERTAINTIES

The Company's securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company's Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading "Risk Factors" in the Company's most recent Annual Information Form ("AIF") dated March 28, 2016 available on SEDAR at www.sedar.com and www.sec.gov.

The volatile global economic environment has created market uncertainty and volatility in recent years. The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully.  These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general.  The Company will consider its business plans and options carefully going forward.

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Canadian dollars or Mexican Pesos. The Company also has cash and other monetary assets and liabilities denominated in Canadian dollars and Mexican Pesos. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates (see Note 10(c) in the audited consolidated financial statements of the Company as at December 31, 2015).

16

MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2015
(expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. ("Cascabel") and IMDEX Inc. ("IMDEX").  Dr. Peter Megaw, the Company's Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX.  In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company's exploration programs, and he and his team developed the geologic concepts and directed the acquisition of all the Company's projects, including the Juanicipio Project and the Cinco de Mayo Property.

During the year ended December 31, 2015, the Company accrued or paid Cascabel and IMDEX $1,632,951 (December 31, 2014: $1,544,972 respectively), including fees to IMDEX related to services provided by Dr. Megaw of $398,400 (December 31, 2014: 306,300).  All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which represent fair market value for all services rendered.  A significant portion of the expenditures are incurred on the Company's behalf, and are charged to the Company on a "cost + 10%" basis typical of industry standards. The services provided do not include drilling and assay work which are contracted out independently from Cascabel & IMDEX.

Included in trade and other payables at December 31, 2015 is $356,431 related to these services (December 31, 2014: $135,984).

The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.  The Company is also obligated to a 2.5% NSR royalty to Cascabel on the Guigui mining concessions.

Upon the retirement of Dan MacInnis, former President & Chief Executive Officer, on October 15, 2013, the Company entered into a consulting contract with a private company controlled by Mr. MacInnis who remains a director of the Company. Although the contract originally expired on December 31, 2014, it was renewed in 2015 on a per diem basis.  Consulting fees of C$11,000 were accrued or paid in the year ended December 31, 2015 (December 31, 2014: C$548,232), and there were no payables related to these services as at December 31, 2015 (December 31, 2014: C$47,970).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company's subsidiaries and ownership interests are as follows:
Significant subsidiaries of the Company are as follows:
			MAG' effective interest
Name	Country of Incorporation	Principal Activity	2015 (%)	2014 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.	Mexico	Exploration	100%	100%
Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

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MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2015
(expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________

Minera Juanicipio, created for the purpose of holding and operating the Juanicipio Property, is held 56% by Fresnillo plc ("Fresnillo") and 44% by the Company.  Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owned 14% of the common shares of the Company as at December 31, 2015, as publicly reported.  After giving effect to the Company's public share offering subsequent to the year end (see Subsequent Events below), Fresnillo now owns approximately 12% of the common shares of the Company as at March 24, 2016.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

Compensation of Key Management Personnel including Directors
During the year, compensation of key management personnel including directors was as follows:
	Year ended December 31,
	2015	2014

Salaries and other short term employee benefits	$1,437,834	$2,147,310
Share based payments	1,750,719	2,644,755
	$3,188,553	$4,792,065
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer, and the Chief Financial Officer.

CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified (i) mineral property acquisition and exploration deferred costs, (ii) option to acquire mineral interest, (iii) provision for reclamation and closure, (iv) deferred income tax provision and (v) share based payments, as the main estimates for the following discussion.  Please refer to Note 2 of the Company's consolidated financial statements as at December 31, 2015 for a description of all of the significant accounting policies.

Under IFRS, the Company defers all costs relating to the acquisition and exploration of its mineral properties ("exploration and evaluation" assets). Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company's properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews when events or changes in circumstances indicate the carrying values of its properties to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.  IFRS also allows the reversal of impairments if conditions that gave rise to those impairments no longer exist.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property do create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Under IFRS, the Company's 'option to acquire mineral interest' is a financial asset and accordingly must be fair valued each accounting period. Given there are no observable inputs to fair value this option, and given the early exploration stage of the project represented by the option, management's best estimate of the fair value of the option is based on the historical cost as incurred.

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MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2015
(expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________

Reclamation and closure costs have been estimated based on the Company's interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The deferred income tax provision is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records only those deferred tax assets that it believes will be probable, that sufficient future taxable profit will be available to recover those assets.

Under IFRS 2 - Share-based Payments, stock options are accounted for by the fair value method of accounting.  Under this method, the Company is required to recognize a charge to the statement of loss based on an option-pricing model based on certain assumptions including dividends to be paid, historical volatility of the Company's share price, an annual risk free interest rate, forfeiture rates, and expected lives of the options.

CHANGES IN ACCOUNTING STANDARDS

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective at December 31, 2015. These include:

IFRS 9 Financial Instruments.  In July 2014, the IASB issued the final version of IFRS 9 which replaced IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value.  The standard is effective for annual periods beginning on or after of January 1, 2018, with early adoption permitted. The Company has not early adopted this standard and is currently evaluating the impact this standard may have on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers. The final standard on revenue from contracts with customers was issued on May 8, 2014. In July 2015, the IASB determined that the revised effective date for IFRS 15 would be for annual reporting periods beginning on or after January 1, 2018, with earlier application permitted.  Entities have the full option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company's only source of revenue in the current and prior years was interest income from high interest savings accounts but the Company is currently evaluating the impact this standard may have on its consolidated financial statements once revenue from contracts with customers is generated.

IFRS 16 Leases.  In January 2016 by the IASB, this standard replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Annual Amendments.  In September 2014, the IASB issued the Annual Improvements 2012-2014 cycles with the following amendments applicable for annual periods beginning on or after January 1, 2016, with earlier adoption permitted:

•	Accounting for Acquisitions of Interests in Joint Operations (amendments to IFRS 11 Joint Arrangements);
•	Equity Method in Separate Financial Statements (Amendments to IAS 27); and,
•	Disclosure of information elsewhere in the interim financial report (amendments to IAS 34 Interim Financial Reporting)

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MAG SILVER CORP.
Management's Discussion & Analysis
For the year ended December 31, 2015
(expressed in US dollars unless otherwise stated)
_____________________________________________________________________________________________________________________________________
Based on the Company's assessment, these amendments are not expected to have a significant impact on the Company's consolidated financial statements.

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in the reports that it is required to file or submit under applicable securities laws is recorded, processed, summarized and reported in the manner specified by such laws. The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company's disclosure controls and procedures as of December 31, 2015 through inquiry, review, and testing, as well as by drawing upon their own relevant experience.  The Company annually retains an independent third party specialist to assist in the assessment of its disclosure controls and procedures.  The Chief Executive Officer and the Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective as at December 31, 2015.

Internal Control Over Financial Reporting

The Company also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with International Financial Reporting Standards.  The Company retains an independent third party specialist annually to assist in the assessment of its internal control procedures.  The Board of Directors approves the financial statements and MD&A before they are publicly filed, and ensures that management discharges its financial responsibilities. The consolidated financial statements and MD&A for the year ended December 31, 2015 were approved by the Board on March 24, 2016.  The Board's review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors. The Audit Committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company's internal control over financial reporting as of December 31, 2015 and have concluded that the Company's internal control over financial reporting is effective.  There have been no changes in internal controls over financial reporting during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

SUBSEQUENT EVENTS

Subsequent to December 31, 2015, the Company:

a)	Issued 71,000 common shares pursuant to the exercise of stock options between C$5.86 and C$10.44 for proceeds of C$667,370;

b)
Issued 69,927 common shares pursuant to the exercise of stock options between C$8.90 and C$10.44 exercised under a less dilutive cashless exercise provision of the plan, whereby 69,927  shares were issued in settlement of the stock options, and the remaining 325,073 options were cancelled; and,

c)
Closed a bought deal public offering on March 1, 2016 and issued 8,905,000 common shares at US$7.30 per share for gross proceeds of US$65,006,500, and on March 4, 2016, closed the associated over-allotment option fully exercised by the underwriters, and issued a further 1,335,750 common shares at a price of US$7.30 for additional gross proceeds of US$9,750,975.

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